Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF MARCH 15, 2005

BY AND AMONG

FORTUNE BRANDS, INC.,

ACCO WORLD CORPORATION,

GEMINI ACQUISITION SUB, INC.

AND

GENERAL BINDING CORPORATION

i

ii

EXHIBITS

Exhibit A	-	Distribution Agreement

Exhibit B	-	Form of ACCO Restated Certificate

Exhibit C	-	Form of ACCO By-Laws

Exhibit D	-	Form of ACCO Rights Agreement

Exhibit E	-	Form of Fortune/ACCO Tax Allocation Agreement

Exhibit F	-	Services Covered by Transition Services Agreement

Exhibit G	-	Employee Matters Agreement

Exhibit H	-	Form of Lane/GBC Tax Allocation Agreement

Exhibit I	-	Form of GBC Affiliate Agreement

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 15, 2005 (this “Agreement”), by and among FORTUNE BRANDS, INC., a Delaware corporation (“Fortune”), ACCO WORLD CORPORATION, a Delaware corporation (“ACCO”), GEMINI ACQUISITION SUB, INC., a Delaware corporation and a wholly-owned subsidiary of ACCO (“Acquisition Sub”), and GENERAL BINDING CORPORATION, a Delaware corporation (“GBC”).

W I T N E S S E T H :

WHEREAS, simultaneously with the execution and delivery of this Agreement, Fortune and ACCO are entering into a distribution agreement in the form attached hereto as Exhibit A (the “Distribution Agreement”), pursuant to which all of the issued and outstanding shares of common stock, par value $.01 per share (the “ACCO Common Stock”), of ACCO (which ACCO Common Stock has a par value of $1.00 per share as of the date hereof) owned by Fortune will be distributed on a pro rata basis to Fortune’s stockholders as provided in the Distribution Agreement (the “Distribution”);

WHEREAS, the Boards of Directors of Fortune, ACCO, GBC and Acquisition Sub deem it advisable and in the best interests of each corporation and its respective stockholders that ACCO, GBC and Acquisition Sub enter into a merger transaction in order to advance the long-term strategic business interests of Fortune, ACCO, GBC and Acquisition Sub;

WHEREAS, the Boards of Directors of Fortune, ACCO, GBC and Acquisition Sub have determined to consummate such merger transaction by means of the business combination transaction provided for herein in which, immediately following the Distribution, Acquisition Sub will, subject to the terms and conditions set forth herein, merge with and into GBC (the “Merger”), with GBC being the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, as a condition and inducement to each of Fortune’s and ACCO’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement Fortune and ACCO have entered into the Voting Agreement with Lane Industries, Inc. (“Lane”);

WHEREAS, ACCO has obtained (1) an executed commitment letter and related term sheet(s) pursuant to which the financial institutions named therein agreed to provide senior debt financing to ACCO in connection with the Merger, in the amount and on the terms and conditions set forth therein (the “Commitment Letter”) and (2) an executed engagement letter pursuant to which the financial institutions named therein may act as underwriters, placement agents or initial purchasers for an offering of debt securities (“Securities”) that may be issued by ACCO in connection with the Merger (the “Engagement Letter”) ;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, capitalized terms used in this Agreement will have the respective meanings set forth (i) in Article I or (ii) in the Sections of this Agreement or in the relevant Transaction Agreement (as defined in Article I) set forth opposite such terms in Article I.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Definitions. As used in this Agreement:

(a) “ACCO Common Stock Price” means the volume weighted average of the trading price per share of ACCO Common Stock trading on a “regular way” basis as reported on the NYSE Composite Transactions reporting system on the first full NYSE trading day immediately following the Time of Distribution.

(b) An “ACCO Plan” means any employee benefit plan, program, policy, practice or other arrangement providing benefits to any current or former employee, officer or director of ACCO or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Fortune or ACCO or any of its other ERISA Affiliates or other Subsidiaries or to which Fortune or any of its ERISA Affiliates or other Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee benefit plan within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity or equity-based compensation, severance, termination, employment, change of control or fringe benefit plan, program or agreement.

(c) “affiliate” means (except as specifically otherwise defined), as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(d) “Applicable Laws” means all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered, by any Governmental Entity.

(e) “beneficial ownership” or “beneficially own” shall have the meaning under Section 13(d) of the Exchange Act and the rules and regulations thereunder.

(f) “Board of Directors” means the Board of Directors of any specified Person and any committees thereof.

(g) “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

(h) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(i) An “ERISA Affiliate” when used with respect to any Person, means any trade or business, whether or not incorporated, that, together with such Person would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA.

(j) A “GBC Plan” means any employee benefit plan, program, policy, practice or other arrangement providing benefits to any current or former employee, officer or director of GBC or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by GBC or any of its ERISA Affiliates or other Subsidiaries or to which GBC or any of its ERISA Affiliates or other Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee benefit plan within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity or equity-based compensation, severance, termination, employment, change of control or fringe benefit plan, program or agreement.

(k) “GBC Stock Plans” means, collectively, the GBC 2001 Stock Incentive Plan for Employees and the GBC Non-Employee Directors 2001 Stock Option Plan.

(l) “Known” or “Knowledge” means, (i) with respect to Fortune or ACCO, the actual knowledge of any of David D. Campbell, Neal V. Fenwick, Mark A. Roche, Denny Chandler, Charles Pettican or Boris Elisman without independent investigation and (ii) with respect to GBC, the actual knowledge of any of Dennis J. Martin, Don Civgin, Steven Rubin, John Turner or Thomas Stenebring without independent investigation.

(m) “Material Adverse Effect” means, with respect to any Person, any event, change, circumstance or development that is materially adverse to (i) the ability of such Person (or, in the case of a Material Adverse Effect with respect to ACCO, the ability of Fortune and ACCO) to consummate the transactions contemplated by this Agreement or (ii) the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, other than, in the case of this clause (ii), any event, change, circumstance or development (A) resulting from the announcement of the transactions contemplated hereby or any action taken in connection with the transactions contemplated hereby pursuant to the terms of this Agreement, (B) relating to the economy or financial or securities markets in general, (C) relating in general to the industries in which such Person and its Subsidiaries operate and not specifically relating to such Person and its Subsidiaries or (D) relating to any action or omission of Fortune, GBC, ACCO or Acquisition Sub or any Subsidiary of any of them taken with the express prior written consent of the other parties hereto.

(n) A “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(o) “NYSE” means The New York Stock Exchange, Inc.

(p) “Person” means an individual, corporation, limited liability entity, partnership, association, joint venture, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including any Governmental Entity.

(q) “Pre-Distribution Fortune Common Stock Price” means the volume weighted average of the trading price per share of Fortune Common Stock trading on a “regular way” basis (i.e., with due bills and including the value of the ACCO Common Stock to be distributed in respect thereof) as reported on the NYSE Composite Transactions reporting system on the last full NYSE trading day immediately preceding the Time of Distribution (which may be the Distribution Date).

(r) “Restricted Geography” means North America, South America, Europe, Asia (including Japan) and Australia and New Zealand.

(s) “Subsidiary” when used with respect to any Person means any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

(t) “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean (i) any federal, state, local or foreign net income, gross income, receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, stamp, or environmental tax, or any other tax, customs, duty or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental authority; (ii) any liability for payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group; and (iii) any liability for the payment of any amounts as a result of being party to a tax sharing arrangement or as a result of any express or implied obligation to indemnify any Person with respect to the payment of amounts of the type described in clause (i) or clause (ii).

(u) “Transaction Agreements” means collectively, this Agreement, the Distribution Agreement, the Employee Matters Agreement, the Fortune/ACCO Tax Allocation Agreement, the Transition Services Agreement and the other agreements, if any, entered into or to be entered into in connection with the Distribution.

Each of the following terms is defined in the Section of this Agreement or the agreement set forth opposite such term:

Term	Section
ACCO	Preamble
ACCO By-Laws	2.9
ACCO Common Stock	Recitals
ACCO Disclosure Schedule	5.3
ACCO Financial Statements	5.3(d)(ii)

Term	Section
ACCO Necessary Consents	5.3(c)(vi)
ACCO Permits	5.3(f)(ii)
ACCO Restated Certificate	2.9
ACCO Restricted Business	7.16
ACCO Significant Subsidiaries	5.3(a)(iii)
ACCO Voting Debt	5.3(b)(ii)
Acquisition Sub	Preamble
Acquisition Sub Common Stock	2.6
Actions	5.1(j)
Agreement	Preamble
Certificate of Merger	2.3
Change in the GBC Recommendation	7.1(b)
Closing	2.2
Closing Date	2.2
Code	2.7(c)
Commitment Letter	Recitals
Confidentiality Agreement	7.3
Contract	5.1(c)(ii)
Credit Facilities	7.6
Delaware Secretary	2.3
Deutsche Bank	5.1(m)
DGCL	2.1
Distribution	Recitals
Distribution Agreement	Recitals
Distribution Date	Distribution Agreement
DOJ	7.4(b)
Effective Time	2.3
Employee Matters Agreement	4.1
Engagement Letter	Recitals
Environmental Laws	5.1(j)
Environmental Liabilities	5.1(j)
Excess ACCO Shares	3.2(e)(ii)
Exchange Act	5.1(c)(iii)
Exchange Agent	3.1
Exchange Fund	3.1
Exchange Ratio	2.5(a)
Expenses	7.7
Financing	7.6
Foreign Competition Laws	7.4(a)

Term	Section
Form S-4	7.1(a)
Fortune	Preamble
Fortune Common Stock	Distribution Agreement
Fortune Converted Option	2.7(a)
Fortune Necessary Consents	5.2(b)(iii)
Fortune Option	2.7(a)
Fortune SEC Reports	5.3(d)(i)
Fortune Stock Plans	2.7(a)
Fortune/ACCO Tax Allocation Agreement	4.1
FTC	7.4(b)
GAAP	5.1(d)(i)
GBC	Preamble
GBC 2004 Financial Statements	5.1(d)(i)
GBC Acquisition Proposal	7.5(b)
GBC Affiliate Agreement	7.12
GBC Certificate	2.5(b)
GBC Class B Common Stock	2.5(a)
GBC Common Stock	2.5(a)
GBC Converted Option	2.8(a)
GBC Disclosure Schedule	5.1
GBC Filed SEC Reports	5.1(d)(ii)
GBC Necessary Consents	5.1(c)(iii)
GBC Permits	5.1(h)(ii)
GBC Recommendation	7.1(b)
GBC Restricted Stock Unit	2.8(c)
GBC SEC Reports	5.1(d)(i)
GBC Stock Options	5.1(b)(i)
GBC Stockholders Meeting	7.1(b)
GBC Voting Debt	5.1(b)(ii)
Goldman Sachs	5.1(m)
Governmental Entity	5.1(c)(iii)
Hazardous Materials	5.1(j)
HSR Act	5.1(c)(iii)
Injunction	8.1(b)
Intellectual Property	5.1(k)
Lane	Recitals
Lane/GBC Tax Allocation Agreement	4.2
Liens	5.1(a)(ii)
Material Contract	5.1(p)

Term	Section
Merger	Recitals
Proxy Statement/Prospectus	7.1(a)
Required Approvals	7.4(a)
Required GBC Vote	5.1(g)
Sarbanes Act	5.1(d)(i)
SEC	5.1(a)(ii)
Securities	Recitals
Securities Act	3.3
Superior GBC Proposal	7.5(d)
Surviving Corporation	Recitals
Termination Date	9.1(b)
Time of Distribution	Distribution Agreement
Transition Services Agreement	4.1
Violation	5.1(c)(ii)

ARTICLE II

THE MERGER

SECTION 2.1 The Merger. Upon the terms and conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Acquisition Sub shall merge with and into GBC. GBC shall be the surviving corporation in the Merger and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Acquisition Sub shall terminate. As a result of the Merger, GBC shall become a wholly-owned Subsidiary of ACCO.

SECTION 2.2 Closing. The closing of the Merger (the “Closing”) will take place as soon as practicable, but in any event within three Business Days after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date (as defined below)) set forth in Article VIII, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, New York, unless another place is agreed to in writing by the parties hereto.

SECTION 2.3 Effective Time. Subject to the terms and conditions of this Agreement, the Merger shall become effective as set forth in the certificate of merger relating thereto (the “Certificate of Merger”) that shall be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger. The Effective Time shall occur immediately after the Time of Distribution (as defined in the Distribution Agreement).

SECTION 2.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

SECTION 2.5 Conversion of GBC Common Stock and GBC Class B Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock of Acquisition Sub or GBC:

(a) Each share of Common Stock, par value $0.125 per share, of GBC (“GBC Common Stock”) and each share of Class B Common Stock, par value $0.125 per share, of GBC (“GBC Class B Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of GBC Common Stock or GBC Class B Common Stock to be cancelled pursuant to Section 2.5(c) hereof, shall be automatically converted into the right to receive one fully paid and nonassessable share (the “Exchange Ratio”) of ACCO Common Stock.

(b) All shares of GBC Common Stock and GBC Class B Common Stock converted into the right to receive ACCO Common Stock pursuant to this Article II shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate or book-entry credit previously evidencing any such shares of GBC Common Stock or GBC Class B Common Stock (a “GBC Certificate”) shall thereafter evidence only the right to receive the number of whole shares of ACCO Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) into which the shares of GBC Common Stock or GBC Class B Common Stock formerly evidenced by such GBC Certificate have been converted pursuant to this Section 2.5. GBC Certificates shall be exchanged for certificates representing whole shares of ACCO Common Stock issued in consideration therefor upon the surrender of such GBC Certificates in accordance with Section 3.2, without any interest thereon. If between the date hereof and the Effective Time, the outstanding shares of GBC Common Stock or GBC Class B Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (other than solely as a result of the Merger), an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(c) All shares of GBC Common Stock and GBC Class B Common Stock held in GBC’s treasury or owned by ACCO or any wholly-owned Subsidiary of GBC or ACCO shall be canceled and shall cease to exist, and no shares of ACCO Common Stock or other consideration shall be delivered in exchange therefor.

SECTION 2.6 Acquisition Sub Common Stock. At the Effective Time, each share of common stock, par value $.01 per share, of Acquisition Sub (“Acquisition Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.125 per share, of the Surviving Corporation.

SECTION 2.7 Converted Options.

(a) At or prior to the Time of Distribution, Fortune and ACCO will take all action necessary such that each option to purchase from Fortune shares of Fortune Common Stock granted pursuant to or governed by the Fortune 2003 Long-Term Incentive Plan or the Fortune 1999 Long-Term Incentive Plan (collectively, the “Fortune Stock Plans”) that is outstanding and unvested immediately prior to the Time of Distribution and held by an employee or former employee of ACCO or one of its Subsidiaries (a “Fortune Option”) shall, as of the Time of Distribution (without giving effect to any adjustments that would otherwise be made in respect thereof in connection with the Distribution), cease to represent a right to acquire shares of Fortune Common Stock and automatically be converted into an option (a “Fortune Converted Option”) to purchase a number of shares of ACCO Common Stock at an exercise price determined as provided in Section 2.7(b) below. Each such Fortune Converted Option will otherwise have substantially the same terms and conditions as the corresponding Fortune Option, except that references to Fortune will be changed to refer to ACCO and references to any of the Fortune Stock Plans will be changed to refer to an applicable stock option plan of ACCO.

(b) (i) The number of shares of ACCO Common Stock to be subject to each Fortune Converted Option shall equal the product of (A) the number of shares of Fortune Common Stock subject to the corresponding Fortune Option multiplied by (B) the quotient of (x) the Pre-Distribution Fortune Common Stock Price divided by (y) the ACCO Common Stock Price, provided that any fractional shares of ACCO Common Stock resulting from such multiplication shall be rounded down to the nearest whole share.

(ii) The exercise price per share of ACCO Common Stock subject to each Fortune Converted Option shall equal the product of (A) the exercise price per share of Fortune Common Stock under the corresponding Fortune Option prior to adjustments hereunder multiplied by (B) the quotient of

(x) the ACCO Common Stock Price divided by (y) the Pre-Distribution Fortune Common Stock Price, provided that such exercise price shall be rounded up to the nearest whole cent.

(c) The adjustment provided herein with respect to any options that are “incentive stock options” (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) shall be and is intended to be effected in a manner that is consistent with Section 424(a) of the Code. Except as set forth in this Section 2.7, the duration and other terms of a Fortune Converted Option shall be the same as the corresponding Fortune Option, except that all references to Fortune shall be deemed to be references to ACCO (but taking into account any changes thereto provided for in the Fortune Stock Plans by reason of this Agreement or the transactions contemplated hereby, if any).

(d) Following the Effective Time, ACCO shall take all corporate action necessary to reserve for issuance a sufficient number of shares of ACCO Common Stock for delivery upon exercise of the Fortune Converted Options and the GBC Converted Options pursuant to the terms set forth in this Section 2.7 and in Section 2.8. As soon as practicable following the Effective Time, the shares of ACCO Common Stock subject to the Fortune Converted Options and the GBC Converted Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form and ACCO shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the Fortune Converted Options and the GBC Converted Options remain outstanding.

SECTION 2.8 GBC Stock Options; GBC Restricted Stock Units.

(a) At or prior to the Effective Time, GBC and ACCO will take all action necessary such that each GBC Stock Option that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent a right to acquire shares of GBC Common Stock and automatically be converted into an option (a “GBC Converted Option”) to purchase that number of shares of ACCO Common Stock equal to the number of shares of GBC Common Stock subject to such GBC Stock Option immediately prior to the Effective Time, at an exercise price per share equal to the exercise price per share specified in such GBC Stock Option immediately prior to the Effective Time. Each such GBC Converted Option will otherwise have substantially the same terms and conditions as the corresponding GBC Stock Option, except that references to GBC will be changed to refer to ACCO and references to any of the GBC Stock Plans will be changed to refer to an applicable stock option plan of ACCO.

(b) The adjustment provided herein with respect to any options that are “incentive stock options” (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner that is consistent with Section 424(a) of the Code. Except as set forth in this Section 2.8, the duration and other terms of a GBC Converted Option shall be the same as the corresponding GBC Stock Option, except that all references to GBC shall be deemed to be references to ACCO (but taking into account any changes thereto provided for in the GBC Stock Plans by reason of this Agreement or the transactions contemplated hereby, if any).

(c) Each restricted stock unit issued by GBC pursuant to a GBC Stock Plan and outstanding at the Effective Time (a “GBC Restricted Stock Unit”) that pursuant to the terms of the applicable GBC Stock Plan and the GBC Restricted Stock Unit agreement evidencing such award would have its restrictions lapse and become vested in full upon consummation of the Merger, will at the Effective Time be automatically converted into, and the holder of each such GBC Restricted Stock Unit will be entitled to receive as of the Effective Time for each such GBC Restricted Stock Unit, one fully paid and nonassessable share of ACCO Common Stock. Each GBC Restricted Stock Unit which would not have its restrictions lapse and become vested in full upon consummation of the Merger shall be treated in accordance with the terms of the Employee Matters Agreement.

SECTION 2.9 Certificate of Incorporation and By-Laws. Subject to the terms and conditions of this Agreement, at the Effective Time, the certificate of incorporation and by-laws of Acquisition Sub shall be the certificate of incorporation and by-laws of the Surviving Corporation, until thereafter amended in accordance with the terms thereof and Applicable Laws. The certificate of incorporation of ACCO immediately prior to the Effective Time shall be substantially in the form attached hereto as Exhibit B (the “ACCO Restated Certificate”) until thereafter amended in accordance with the terms thereof and Applicable Laws. The by-laws of ACCO immediately prior to the Effective Time shall be substantially in the form attached hereto as Exhibit C (the “ACCO By-Laws”) until thereafter amended in accordance with the terms thereof, the ACCO Restated Certificate and Applicable Laws.

SECTION 2.10 Rights Agreement. Subject to the terms and conditions of this Agreement, as of or prior to the Effective Time, ACCO will enter into a Rights Agreement substantially in the form attached hereto as Exhibit D.

SECTION 2.11 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

SECTION 2.12 Officers. At the Effective Time, David D. Campbell shall be Chief Executive Officer of ACCO and otherwise the initial officers of ACCO shall consist of such members of the management of ACCO and GBC as shall be determined by David D. Campbell prior to the Effective Time, and such officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of Acquisition Sub at the Effective Time will be the officers of the Surviving Corporation and such officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

SECTION 2.13 Board of Directors. From and after the Effective Time, until duly changed in compliance with the ACCO Restated Certificate, the ACCO By-Laws and Applicable Laws, the Board of Directors of ACCO shall consist of nine persons, including (a) six persons to be named by the Board of Directors of Fortune, including David D. Campbell, and (b) three persons to be named by the Board of Directors of GBC. From and after the Effective Time, until duly changed in compliance with the ACCO Restated Certificate, the ACCO By-Laws and Applicable Laws, the Chairman of the Board of ACCO shall be David D. Campbell and Fortune and GBC shall agree prior to the Effective Time on the appointment of one of the nine directors as an independent lead director. From and after the Effective Time, until duly changed in compliance with the Surviving Corporation’s certificate of incorporation, the Surviving Corporation’s by-laws and Applicable Laws, the directors of Acquisition Sub at the Effective Time will be the directors of the Surviving Corporation.

SECTION 2.14 Name; Corporate Offices.

(a) At the Effective Time, the name of ACCO shall be “Acco Brands Corporation”.

(b) At the Effective Time, the location of the headquarters and principal executive offices of ACCO shall be ACCO’s executive offices.

ARTICLE III

EXCHANGE OF SHARES

SECTION 3.1 ACCO to Make Shares Available. From time to time, prior to, at or after the Effective Time, ACCO shall deposit, or shall cause to be deposited, with a bank or trust company appointed by Fortune and reasonably acceptable to GBC (the “Exchange Agent”), for the benefit of the holders of the GBC Certificates, for exchange in accordance with this Article III, the shares of ACCO Common Stock to be issued pursuant to Section 2.5 and delivered pursuant to Section 3.2(a) in exchange for GBC Certificates (such shares of ACCO Common Stock, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

SECTION 3.2 Exchange of Shares.

(a) As soon as reasonably practicable after the Effective Time, ACCO shall instruct the Exchange Agent to mail to each holder of record of one or more GBC Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the GBC Certificates shall pass, only upon delivery of the GBC Certificates to the Exchange Agent, and which shall be in customary form and have such other provisions as ACCO may reasonably request) and instructions for use in effecting the surrender of GBC Certificates in exchange for the shares of ACCO Common Stock into which the shares of GBC Common Stock and GBC Class B Common Stock formerly represented by such GBC Certificate or GBC Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a GBC Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such GBC Certificate shall be entitled to receive in exchange therefor the number of whole shares of ACCO Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing that number of whole shares of ACCO Common Stock to which such holder shall have become entitled pursuant to the provisions of Article II and the GBC Certificate so surrendered shall forthwith be canceled. As soon as reasonably practicable after such cancellation, the Exchange Agent shall deliver to such holder an account statement indicating the number of whole shares of ACCO Common Stock that such holder owns.

(b) No dividends or other distributions declared or made with respect to ACCO Common Stock shall be paid to the holder of any unsurrendered GBC Certificate until the holder thereof shall surrender such GBC Certificate in accordance with this Article III. Subject to the effect of Applicable Laws, following surrender of any GBC Certificate, there shall be paid to the holder of shares of ACCO Common Stock issuable in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time paid with respect to such shares of ACCO Common Stock prior to such surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of ACCO Common Stock. No interest will be paid or accrued on any unpaid dividends and distributions payable to holders of GBC Certificates.

(c) If any certificate or book-entry credit evidencing shares of ACCO Common Stock is to be registered in a name other than that in which the GBC Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the GBC Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate or book-entry credit evidencing shares of ACCO Common Stock in any name other than that of the registered holder of the GBC Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) All shares of ACCO Common Stock issued upon surrender for exchange of GBC Certificates in accordance with the terms of this Article III (including any cash paid pursuant to Section 3.2(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to shares of GBC Common Stock or GBC Class B Common Stock converted in the Merger in accordance with Section 2.5. At the Effective Time, there shall be no further transfers on the stock transfer books of GBC of the shares of GBC Common Stock or GBC Class B Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, GBC Certificates are presented for transfer to ACCO, the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of ACCO Common Stock as provided in this Article III.

(e) (i) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of ACCO Common Stock or book-entry credit of the same shall be issued in exchange for GBC Certificates, no dividend or distribution with respect to ACCO Common Stock shall be payable on or with respect to any such fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of ACCO. In lieu of the issuance of any such fractional share, ACCO shall pay to each holder of GBC Certificates who otherwise would be entitled to receive such fractional share an amount in cash determined in the manner provided in clauses (ii) and (iii) of this Section 3.2(e).

(ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of full shares of ACCO Common Stock delivered to the Exchange Agent by ACCO pursuant to Section 3.1 for issuance to holders of GBC Certificates pursuant to Section 2.5 over (y) the aggregate number of full shares of ACCO Common Stock to be distributed to holders of GBC Certificates pursuant to this Section 3.2 (such excess being herein referred to as the “Excess ACCO Shares”). As soon as reasonably practicable after the Effective Time, the Exchange Agent, as agent for such holders of GBC Certificates, shall sell the Excess ACCO Shares at then prevailing prices on the NYSE, all in the manner provided in clause (iii) of this Section 3.2(e).

(iii) The sale of the Excess ACCO Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of GBC Certificates, the Exchange Agent will hold such proceeds in trust for such holders of GBC Certificates as part of the Exchange Fund. ACCO shall pay all commissions, transfer taxes and other out-of-pocket transaction costs of the Exchange Agent incurred in connection with such sale or sales of Excess ACCO Shares. In addition, ACCO shall pay the Exchange Agent’s compensation and expenses in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of GBC Certificates shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of GBC Certificates is entitled (after taking into account all GBC Certificates then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of GBC Certificates are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of GBC Certificates with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders of GBC Certificates subject to and in accordance with this Section 3.2, provided that no such cash in lieu of fractional shares of ACCO Common Stock shall be paid to any holder of GBC Common Stock or GBC Class B Common Stock until GBC Certificates formerly representing such GBC Common Stock or GBC Class B Common Stock are surrendered and exchanged in accordance with this Section 3.2.

(f) Any portion of the Exchange Fund that remains unclaimed by holders of GBC Certificates for twelve months after the Effective Time shall be delivered to ACCO, and any holders of GBC Certificates who have not theretofore complied with this Article III shall thereafter look only to ACCO for payment of the shares of ACCO Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the ACCO Common Stock deliverable in respect of each share of GBC Common Stock or GBC Class B Common Stock formerly evidenced by such GBC Certificate as determined pursuant to this Agreement, without any interest thereon. Any such portion of the Exchange Fund remaining unclaimed by holders of GBC Certificates five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 5.1(c)(iii)) shall, to the extent permitted by Applicable Laws, become the property of ACCO free and clear of any claims or interest of any Person previously entitled thereto.

(g) None of Fortune, ACCO, Acquisition Sub, GBC, the Exchange Agent or any other Person shall be liable to any holder of GBC Certificates for any shares of ACCO Common Stock, cash in lieu of fractional shares thereof and any dividend or other distribution with respect thereto delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws.

(h) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by ACCO, on a daily basis. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article III shall be paid to ACCO promptly upon request by ACCO. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, ACCO shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

(i) In the event any GBC Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such GBC Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as ACCO may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such GBC Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed GBC Certificate the shares of ACCO Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

(j) ACCO or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of GBC Certificates such amounts as ACCO or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by ACCO or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of GBC Common Stock in respect of which such deduction and withholding was made by ACCO or the Exchange Agent.

SECTION 3.3 Affiliates. Notwithstanding anything to the contrary herein, to the fullest extent permitted by law, no certificates or book-entry credits evidencing shares of ACCO Common Stock or cash shall be issued or delivered pursuant to this Article III to a Person who is identified by GBC as a Person who may be deemed an “affiliate” of GBC for purposes of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”), in the letter delivered by GBC to Fortune and ACCO in accordance with Section 7.12 until such Person has executed and delivered a GBC Affiliate Agreement (as defined in Section 7.12) pursuant to Section 7.12.

ARTICLE IV

CERTAIN PRE-MERGER TRANSACTIONS

The following transactions shall occur prior to the Effective Time:

SECTION 4.1 Fortune/ACCO Ancillary Agreements. Prior to the Time of Distribution, Fortune and ACCO will execute and deliver a tax allocation agreement substantially in the form attached hereto as Exhibit E (the “Fortune/ACCO Tax Allocation Agreement”) and a Transition Services Agreement with respect to the services set forth on Exhibit F (the “Transition Services Agreement”). Simultaneously with the execution and delivery of this Agreement, Fortune and ACCO are entering into an Employee Matters Agreement in the form attached hereto as Exhibit G.

SECTION 4.2 Lane/GBC Ancillary Agreements. Prior to the Time of Distribution, Lane and GBC will execute and deliver a tax allocation agreement substantially in the form attached hereto as Exhibit H (the “Lane/GBC Tax Allocation Agreement”). Simultaneously with the execution and delivery of this Agreement, GBC is entering into the Employee Matters Agreement.

SECTION 4.3 Distribution. Prior to the Effective Time, and pursuant to the terms and conditions of the Distribution Agreement, Fortune and ACCO will cause ACCO to be recapitalized and effect the Distribution.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

SECTION 5.1 Representations and Warranties of GBC. Except as set forth in the GBC Disclosure Schedule delivered by GBC to Fortune, ACCO and Acquisition Sub prior to the execution of this Agreement (the “GBC Disclosure Schedule”) (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty or covenant of GBC contained herein), GBC represents and warrants to Fortune, ACCO and Acquisition Sub as follows:

(a) Organization, Standing and Power; Subsidiaries.

(i) Each of GBC and its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as it will be conducted through the Effective Time, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC. The copies of the certificate of incorporation and by-laws of GBC which were previously furnished or made available to Fortune and ACCO are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(ii) Section 5.1(a)(ii) of the GBC Disclosure Schedule sets forth a list of all the Subsidiaries of GBC which as of the date of this Agreement are Significant Subsidiaries of GBC (as defined in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the “SEC”)). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by GBC, free and clear of all material pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests, but excluding restrictions under the Securities Act). None of GBC or any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than Subsidiaries of GBC), that is or would reasonably be expected to be material to GBC and its Subsidiaries taken as a whole.

(b) Capital Structure.

(i) The authorized capital stock of GBC consists of 40,000,000 shares of GBC Common Stock and 4,796,550 shares of GBC Class B Common

Stock. As of March 13, 2005, 13,921,221 shares of GBC Common Stock and 2,398,275 shares of GBC Class B Common Stock were issued and outstanding and no other shares of capital stock of GBC were issued and outstanding. As of March 13, 2005, (A) 3,102,741 shares of GBC Common Stock and no shares of GBC Class B Common Stock were reserved for issuance upon exercise of options outstanding under GBC Stock Plans (“GBC Stock Options”) and the vesting of GBC Restricted Stock Units outstanding under GBC Stock Plans and (B) 2,680,753 shares of GBC Common Stock were subject to issuance upon exercise of outstanding GBC Stock Options and 257,775 shares of GBC Common Stock were subject to issuance upon the vesting of outstanding GBC Restricted Stock Units. As of March 13, 2005, 1,775,339 shares of GBC Common Stock and no shares of GBC Class B Common Stock were held as treasury shares. Since March 13, 2005 to the date of this Agreement, no shares of capital stock of GBC or any other securities of GBC have been issued other than shares of GBC Common Stock issued pursuant to options or rights outstanding as of March 13, 2005 under the GBC Stock Plans. All issued and outstanding shares of capital stock of GBC are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of GBC is entitled to preemptive rights. There are outstanding as of the date hereof, and there will be outstanding at the Effective Time, no options, warrants or other rights to acquire capital stock from GBC other than GBC Stock Options and GBC Restricted Stock Units under the GBC Stock Plans and rights to acquire GBC Common Stock upon conversion of shares of GBC Class B Common Stock. Section 5.1(b) of the GBC Disclosure Schedule sets forth a complete and correct list as of a recent date of all outstanding GBC Stock Options and the exercise prices thereof and all outstanding GBC Restricted Stock Units and the terms of the vesting thereof.

(ii) No bonds, debentures, notes or other indebtedness of GBC having the right to vote on any matters on which stockholders of GBC may vote (“GBC Voting Debt”) are issued or outstanding.

(iii) Except as otherwise set forth in this Section 5.1(b), as of the date of this Agreement, there are no, and as of the Effective Time (except as permitted pursuant to Section 6.1) there will not be any, securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which GBC or any of its Subsidiaries is a party or by which any of them is bound obligating GBC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of GBC or any of its Subsidiaries or obligating GBC or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no, and as of the Effective Time (except as permitted pursuant to Section 6.1) there will not be any, outstanding obligations of GBC or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of GBC or any of its Subsidiaries, other than rights to convert shares of GBC Class B Common Stock outstanding on the date hereof into GBC Common Stock in accordance with the present terms of the GBC Class B Common Stock.

(c) Authority; No Conflicts.

(i) GBC has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the approval and adoption of this Agreement and the Merger by the Required GBC Vote (as defined in Section 5.1(g)). The execution and delivery of this Agreement, the Employee Matters Agreement and the Lane/GBC Tax Allocation Agreement by GBC and the consummation by GBC of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of GBC, subject in the case of the consummation of the Merger, to the approval and adoption of this Agreement and the Merger by the Required GBC Vote. This Agreement and the Employee Matters Agreement have been, and the Lane/GBC Tax Allocation Agreement will be, duly executed and delivered by GBC and, assuming the due authorization and valid execution and delivery of this Agreement by each of Fortune, ACCO and Acquisition Sub, the due authorization and valid execution and delivery by Fortune and ACCO of the Employee Matters Agreement and the due authorization and valid execution and delivery of the Lane/GBC Tax Allocation Agreement by Lane, as applicable, constitute or will constitute valid and binding agreements of GBC, enforceable against GBC in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery of this Agreement and the Employee Matters Agreement by GBC does not, the execution and delivery of the Lane/GBC Tax Allocation Agreement by GBC will not, and the consummation by GBC of the Merger and the other transactions contemplated hereby and thereby will not, conflict with, or result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of or result by its terms in the termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien, charge, “put” or “call” right or other encumbrance on, or the loss of, any assets (any such conflict, breach, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a “Violation”) pursuant to: (A) any provision of the certificate of incorporation or by-laws or similar organizational documents of GBC or any Significant Subsidiary of GBC or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC or, to the Knowledge of GBC, ACCO after giving effect to the Merger, subject to obtaining or making the GBC Necessary Consents (as defined in paragraph (iii) below), (I) any loan or credit agreement, note, instrument, mortgage, bond, indenture, lease, benefit plan or other contract, agreement or obligation (a “Contract”) to which GBC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or (II) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to GBC or any Subsidiary of GBC or their respective properties or assets.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, federal, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency, board, commission or other authority thereof, any arbitral tribunal, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) or any other Person is required by or with respect to GBC or any Subsidiary of GBC in connection with the execution and delivery of this Agreement, the Employee Matters Agreement and the Lane/GBC Tax Allocation Agreement by GBC or the consummation by GBC of the Merger and the other transactions contemplated hereby and thereby, except for those required under or in relation to (A) the Required GBC Vote, (B) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (C) state securities or “blue sky” laws, (D) the Securities Act, (E) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (F) the DGCL with respect to the filing of the Certificate of Merger with the Delaware Secretary, (G) the rules and regulations of The Nasdaq Stock Market, Inc., (H) antitrust or other competition laws of other jurisdictions and (I) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (H) or set forth in Section 5.1(c)(iii) of the GBC Disclosure Schedule are hereinafter referred to as “GBC Necessary Consents”.

(d) Reports and Financial Statements.

(i) Each of GBC and its Subsidiaries has filed all registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 2002 (collectively, including all exhibits thereto, the “GBC SEC Reports”). No Subsidiary of GBC is required to file any form, report, registration statement, prospectus or other document with the SEC. None of the GBC SEC Reports, at the time it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Included in Section 5.1(d)(i) of the GBC Disclosure Schedule are the consolidated balance sheet of GBC and its Subsidiaries as of December 31, 2004 and the related consolidated statements of income, cash flows and stockholders’ equity for the year ended December 31, 2004 (such statements, together with the notes thereto, the “GBC 2004 Financial Statements”). Each of the GBC 2004 Financial Statements and each of the financial statements (including the related notes) included in the GBC SEC Reports fairly presents, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of GBC and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with generally accepted accounting principles (“GAAP”) consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments. All GBC SEC Reports, as of their respective filing dates (and as of the date of any amendment to the respective GBC SEC Report), complied as to form in all material respects to the extent in effect at the time of filing, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes Act”) and the rules and regulations promulgated thereunder.

(ii) Except as disclosed in the GBC SEC Reports filed and publicly available prior to the date hereof (the “GBC Filed SEC Reports”) or in the GBC 2004 Financial Statements, since January 1, 2005, GBC and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a consolidated balance sheet of GBC and its Subsidiaries or in the footnotes thereto prepared in conformity with GAAP, other than liabilities incurred in the ordinary course of business or that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC.

(iii) Each of the principal executive officer of GBC and the principal financial officer of GBC (or each former principal executive officer of GBC and each former principal financial officer of GBC, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes Act with respect to the GBC SEC Reports and the statements contained in such certifications are true, complete and correct. For purposes of this Section 5.1(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

(iv) GBC and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. GBC (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by GBC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to GBC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of GBC required under the Exchange Act with respect to such reports and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to GBC’s auditors and the audit committee of GBC’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect GBC’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in GBC’s internal controls over financial reporting. GBC has made available to Fortune and ACCO any such disclosure made by management to GBC’s auditors and the audit committee of GBC’s Board of Directors.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by GBC for inclusion or incorporation by reference in (A) the Form S-4 (as defined in Section 7.1(a)) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (B) the Proxy Statement/Prospectus (as defined in Section 7.1(a)) will, on the date it is first mailed to Fortune stockholders or GBC stockholders or at the time of the GBC Stockholders Meeting (as defined in Section 7.1(b)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 5.1(e), no representation or warranty is made by GBC with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by or on behalf of Fortune, ACCO or Acquisition Sub for inclusion or incorporation by reference therein.

(f) Board Approval. The Board of Directors of GBC, by resolutions duly adopted by unanimous vote at a meeting duly called and held and, other than as provided for in Section 7.5, not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are advisable and in the best interests of GBC and its stockholders, (ii) approved this Agreement and the Merger, (iii) resolved to recommend that the stockholders of GBC approve and adopt this Agreement and the Merger and directed that this Agreement and the Merger be submitted for consideration by GBC’s stockholders at the GBC Stockholders Meeting and (iv) taken all other action necessary to render the limitations on business combinations contained in Section 203 of the DGCL (or any similar provision) inapplicable to the transactions contemplated hereby. To the Knowledge of GBC, except for the limitations on business combinations contained in Section 203 of the DGCL (which have been rendered inapplicable), no “fair price”, “moratorium”, “control share acquisition” or other form of antitakeover statute or regulation is applicable to the Merger or the other transactions contemplated hereby.

(g) Vote Required. The affirmative vote of shares representing a majority in voting power of the outstanding shares of GBC Common Stock and GBC Class B Common Stock, voting together as a single class (the “Required GBC Vote”) to approve and adopt this Agreement and the Merger is the only vote of the holders of any class or series of GBC capital stock necessary to approve or adopt this Agreement and the Merger and the other transactions contemplated hereby.

(h) Litigation; Compliance with Laws.

(i) Except as set forth in the GBC Filed SEC Reports or in the GBC 2004 Financial Statements, there is no suit, action, proceeding, charge or regulatory investigation pending or, to the Knowledge of GBC, threatened against

GBC or any Subsidiary of GBC or any property or asset of GBC or any Subsidiary of GBC which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on GBC, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against GBC or any Subsidiary of GBC which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on GBC.

(ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC, GBC and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the businesses of GBC and its Subsidiaries, taken as a whole (the “GBC Permits”), and no suspension or cancellation of any of the GBC Permits is pending or, to the Knowledge of GBC, threatened, except for suspensions or cancellations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC. GBC and its Subsidiaries are in compliance with the terms of the GBC Permits, except where the failure so to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC. None of GBC or any of its Subsidiaries is in violation of, and GBC and its Subsidiaries have not received since January 1, 2002 any written notices of violations with respect to, any Applicable Laws, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC.

(i) Absence of Certain Changes or Events. Except as set forth in the GBC Filed SEC Reports or in the GBC 2004 Financial Statements, since January 1, 2005, (i) GBC and its Subsidiaries have conducted their business only in the ordinary course, consistent with past practice, and (ii) there has not been any event, change, circumstance or development which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on GBC. Since January 1, 2005 through the date of this Agreement, none of GBC or any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.1.

(j) Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC, (i) the operations of GBC and its Subsidiaries have been and are in compliance with all applicable Environmental Laws (as defined below) and with all GBC Permits required by applicable Environmental Laws, (ii) there are no pending or, to the Knowledge of GBC, threatened, actions, suits, claims, investigations or other proceedings (collectively, “Actions”) under or pursuant to Environmental Laws against GBC, its Subsidiaries, or, to the Knowledge of GBC, any other Person whose Environmental Liabilities (as defined below) GBC or any of its Subsidiaries has or may have retained or assumed by contract or operation of law, or involving any real property currently or, to the Knowledge of GBC, formerly owned, operated or leased by GBC or its Subsidiaries, and (iii) GBC, its Subsidiaries and, to the Knowledge of GBC, Persons whose Environmental Liabilities GBC or any of its Subsidiaries has or may have retained or assumed by contract or operation of law are not subject to any Environmental Liabilities, and, to the Knowledge of GBC, there are no facts, circumstances or conditions (including without limitation the presence, release or threatened release of Hazardous Materials at any location whether or not owned or operated by GBC or its Subsidiaries) which would reasonably be expected to result in Environmental Liabilities for GBC, its Subsidiaries, or, to the Knowledge of GBC, any other Person whose Environmental Liabilities GBC or any of its Subsidiaries has or may have retained or assumed by contract or operation of law. The representations and warranties in this Section 5.1(j) constitute the sole representations and warranties of GBC concerning environmental matters in this Agreement.

As used in this Agreement, “Environmental Laws” means any and all foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees, requirements of any Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct, in each case, concerning pollution, Hazardous Materials (as defined below) or protection of human health or the environment, and includes the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 33 U.S.C. Section 2601 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq. (but solely as it relates to the exposure of Hazardous Materials) and the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes. As used in this Agreement, “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered or regulated by, or for which liability is imposed under, Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date. As used in this Agreement, “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5., any toxic mold or any substances defined as such by, or regulated as such under, any Environmental Law.

(k) Intellectual Property. Except as set forth in the GBC Filed SEC Reports and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GBC: (i) GBC and each of its Subsidiaries own, or are licensed to use, all Intellectual Property (as defined below) used in the conduct of its business as currently conducted; (ii) to the Knowledge of GBC, the use of any Intellectual Property by GBC and its Subsidiaries does not infringe on or otherwise violate the rights of any Person; (iii) the use by or, to the Knowledge of GBC, on behalf of, GBC and its Subsidiaries of Intellectual Property which is licensed to GBC or any Subsidiary is in substantial accordance with the terms of the applicable license agreement pursuant to which GBC or its Subsidiaries acquired the right to use such Intellectual Property; (iv) to the Knowledge of GBC, no Person is infringing or otherwise violating any right of GBC or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to GBC or its Subsidiaries; (v) to the Knowledge of GBC, there is no claim or proceeding pending against GBC or any Subsidiary challenging their respective use of Intellectual Property, and (vi) to the Knowledge of GBC, no Intellectual Property owned and/or licensed by GBC or its Subsidiaries is being used or enforced by GBC or any Subsidiary in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” shall mean trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill connected with or symbolized by the foregoing, and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; Internet domain names and the registrations therefore; inventions and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations and continuations in part), and any reissues or reexaminations thereof and rights to apply for any of the foregoing, in any jurisdiction; nonpublic information, trade secrets and confidential information to the extent that rights exist in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works that are protected by copyright in any jurisdiction (including, but not limited to, computer software and databases); registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

(l) Title to Properties; Assets/Services.

(i) Each of GBC and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, except where the failure to have such good and valid title, or valid leasehold interest, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GBC.

(ii) Except as otherwise contemplated by this Agreement (including as permitted pursuant to Section 6.1), immediately prior to the consummation of the Merger, GBC and its Subsidiaries, taken as a whole, will own, lease, license or have the legal right to use all of the material assets, rights and properties used or held for use by GBC and its Subsidiaries in the conduct of their businesses as currently conducted.

(iii) Section 5.1(l) of the GBC Disclosure Schedule lists all material services provided to GBC or any of its Subsidiaries by Lane or any of its Subsidiaries (other than GBC or any of its Subsidiaries) as of the date hereof.

(m) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of GBC or any of its Subsidiaries, except Goldman, Sachs & Co. (“Goldman Sachs”) and Deutsche Bank Securities Inc. (“Deutsche Bank”), each of whose fees and expenses will be paid by GBC at the Closing.

(n) Opinion of GBC Financial Advisor. GBC has received the opinions of Goldman Sachs and Deutsche Bank, each dated the date of this Agreement, to the effect that, as of such date, the consideration to be received by GBC’s stockholders in the Merger is fair, from a financial point of view, to GBC’s stockholders.

(o) Taxes.

(i) All tax returns and reports required to be filed with respect to each of GBC and its Subsidiaries have been timely filed, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, and all such returns and reports are complete and correct, except to the extent that such failures to file, to have extensions granted that remain in effect or to be complete or correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC. All Taxes shown as due on such returns have been paid.

(ii) No deficiencies for any Taxes have been proposed, asserted or assessed in writing in respect of or against GBC or any of its Subsidiaries that are not adequately reserved for on the books of GBC, except for deficiencies that, individually or in the aggregate, would not reasonably be expected to have a

Material Adverse Effect on GBC. The applicable statutes of limitations have expired for all Tax periods through 1992 for the federal income tax returns of GBC and each of its Subsidiaries consolidated in such returns.

(iii) None of GBC or any of its Subsidiaries has taken any action, and GBC has no Knowledge of any fact, agreement, plan or other circumstance, that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(iv) None of GBC or any of its Subsidiaries is a party to any Tax sharing or Tax indemnity agreements (other than agreements between or among GBC and its Subsidiaries).

(v) Within the past five years, none of GBC or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(vi) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GBC, none of GBC or any of its Subsidiaries is obligated to make any payments, or is a party to any contract that could obligate it to make any payments, that would not be deductible by reason of Section 162(m) or Section 280G of the Code.

(vii) None of GBC or any of its Subsidiaries has agreed to make, or is required to make, any material adjustment under Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting methods or otherwise.

(viii) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GBC, neither GBC or any of its Subsidiaries has any deferred intercompany gains or losses as defined in Treasury Regulations section 1.1502-13 (nor any gains or losses treated as deferred intercompany gains or losses for income tax purposes).

(p) Certain Contracts. As of the date hereof, none of GBC or any of its Subsidiaries is a party to or bound by (i) any contract, lease or compensatory plan, contract or arrangement of the type required to be disclosed pursuant to Item 601(b)(10) of Regulation S-K of the SEC (without giving effect to any ordinary course of business exception set forth therein) (“Material Contracts”) or (ii) any non-competition agreement or any other Contract that limits or otherwise restricts GBC or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that would, after the Effective Time, to the Knowledge of GBC, limit or restrict ACCO or any of its

Subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in any line of business in any geographic area, which agreements or other Contracts, to the Knowledge of GBC, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ACCO, after giving effect to the Merger. All Material Contracts of GBC and its Subsidiaries are valid and binding on GBC and its Subsidiaries, as applicable, and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC. None of GBC or any of its Subsidiaries (or, to the Knowledge of GBC, any other party thereto) has violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any Contract of GBC or any of its Subsidiaries, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC.

(q) Employee Benefits.

(i) Section 5.1(q)(i) of the GBC Disclosure Schedule contains a true and complete list of the GBC Plans. With respect to each GBC Plan, except for GBC Plans the liabilities under which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GBC, GBC has made available to Fortune and ACCO a true, correct and complete copy of: (A) all plan documents, trust agreements, and insurance contracts and other funding vehicles; (B) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules and exhibits, if any; (C) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (D) the two most recent annual financial reports, if any; (E) the two most recent actuarial reports, if any; (F) the most recent determination letter from the IRS, if any; and (G) the annual compliance testing under Sections 401(a) through 416 of the Code for the two most recently completed plan years, if any.

(ii) Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GBC, as of the date hereof, (A) with respect to each GBC Plan, GBC and its ERISA Affiliates and other Subsidiaries have complied with, and are now in compliance with, to the extent applicable, all provisions of ERISA, the Code and all other Applicable Laws and regulations applicable to such GBC Plans and each GBC Plan has been operated and administered in accordance with its terms, (B) no liability under Title IV or Section 302 of ERISA has been incurred by GBC or any of its ERISA Affiliates and other Subsidiaries that has not been satisfied in full, and no condition exists that presents a material risk to GBC or any of its ERISA Affiliates and other Subsidiaries of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation, (C) with respect to each GBC Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, the present value of accrued benefits under such GBC Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such GBC Plan’s actuary with respect to such GBC Plan did not exceed, as of its latest valuation date, the then current value of the assets of such GBC Plan allocable to such accrued benefits, and (D) all GBC Plans subject to the Applicable Laws of any jurisdiction outside of the United States (1) have been maintained in accordance with all applicable requirements, (2) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (3) if they are intended to be funded and/or book-reserved are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(iii) As of the date hereof, none of GBC or any of its Subsidiaries has any liability under or obligation to any Multiemployer Plan. The GBC Plans provide benefits only to employees and former employees of GBC and its Subsidiaries.

(iv) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of GBC or any of its Subsidiaries to material severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting of benefits, or materially increase the amount of compensation, due any such employee or officer.

(r) Labor Relations. As of the date of this Agreement: (i) none of GBC or any of its Subsidiaries is a party to any collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any of the employees of GBC or any of its Subsidiaries; and no employees of GBC or any of its Subsidiaries are represented by any labor organization with respect to their employment with GBC or any of its Subsidiaries; (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GBC, no labor organization or group of employees of GBC or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of GBC, threatened to be brought or filed, with the National Labor Relations Board or any other domestic or foreign labor relations tribunal or authority, and to the Knowledge of GBC, there are no labor union organizing activities with respect to any employees of GBC or any of its Subsidiaries and (iii) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GBC, since January 1, 2002, there have been no actual, or to the Knowledge of GBC, threatened strikes, work stoppages, slowdowns, lockouts, arbitrations, grievances or other labor disputes against or involving GBC or any of its Subsidiaries.

(s) Insurance. GBC maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of GBC (taking into account the cost and availability of such insurance).

(t) Liens. No Liens exist on any assets of GBC or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GBC.

(u) Affiliate Transactions. Except as set forth in the GBC Filed SEC Reports, there is not, and since January 1, 2004, there has not been, any transaction, series of similar transactions, proposed transaction, contract, arrangement, commitment, understanding or relationship of a type that would be required to be disclosed by GBC under Item 404 of SEC Regulation S-K.

SECTION 5.2 Representations and Warranties of Fortune. Fortune represents and warrants to GBC as follows:

(a) Organization. Fortune is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Authority; No Conflicts.

(i) Fortune has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the further action of the Board of Directors of Fortune to establish the Record Date and the Distribution Date (each as defined in the Distribution Agreement) and provided that the effectiveness of the declaration of the Distribution by the Board of Directors of Fortune is subject to the satisfaction of the conditions set forth in the Distribution Agreement. The execution and delivery of this Agreement and the other Transaction Agreements to which Fortune is a party by Fortune and the consummation by Fortune of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Fortune, subject to the further action of the Board of Directors of Fortune to establish the Record Date and the Distribution Date and provided that the effectiveness of the declaration of the Distribution by the Board of Directors of Fortune is subject to the satisfaction of the conditions set forth in the Distribution Agreement. The approval of Fortune’s stockholders is not required to effect the transactions contemplated by this Agreement or any other Transaction Agreement. This Agreement has been, and the other Transaction Agreements to which Fortune is a party will be, duly executed and delivered by Fortune and, assuming the due authorization and valid execution and delivery of this Agreement and the other Transaction Agreements to which Fortune is a party by the other parties hereto and thereto, as applicable, constitute or will constitute valid and binding agreements of Fortune, enforceable against Fortune in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery by Fortune of this Agreement does not, the execution and delivery by Fortune of the other Transaction Agreements to which Fortune is a party will not, and the consummation by Fortune of the Distribution and the other transactions contemplated hereby and thereby will not result in a Violation pursuant to: (A) any provision of the certificate of incorporation or by-laws of Fortune or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO as of the date hereof or, to the Knowledge of Fortune, after giving effect to the Merger, or to have a material adverse effect on the ability of Fortune to consummate the Distribution and the other transactions contemplated by the other Transaction Agreements, subject to obtaining or making the Fortune Necessary Consents (as defined in paragraph (iii) below), (I) any Contract to which Fortune, ACCO or any of their respective Subsidiaries is a party or by which any of their respective properties or assets is bound or (II) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Fortune, ACCO or any Subsidiary of Fortune or ACCO or their respective properties or assets.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Fortune in connection with the execution and delivery of this Agreement and the other Transaction Agreements to which Fortune is a party by Fortune or the consummation by Fortune of the Distribution and the other transactions contemplated hereby and thereby, except for those required under or in relation to (A) the HSR Act, (B) state securities or “blue sky”

laws, (C) the Securities Act, (D) the Exchange Act, (E) the DGCL with respect to the filing of the Certificate of Merger with the Delaware Secretary, (F) the rules and regulations of the NYSE, (G) antitrust or other competition laws of other jurisdictions, (H) further action of the Board of Directors of Fortune to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Board of Directors of Fortune (which is subject to the satisfaction of the conditions set forth in the Distribution Agreement) and (I) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO or to have a material adverse effect on the ability of Fortune to consummate the Distribution and the other transactions contemplated by the other Transaction Agreements. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (H) are hereinafter referred to as the “Fortune Necessary Consents”.

(iv) The Board of Directors of Fortune, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (A) determined that this Agreement and the Distribution Agreement are advisable and in the best interests of Fortune and its stockholders and (B) approved this Agreement and the Distribution Agreement.

(c) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Fortune or any of its Subsidiaries, except Citigroup Global Markets Inc., whose fees and expenses will be paid by ACCO at the Closing.

SECTION 5.3 Representations and Warranties of ACCO. Except as set forth in the ACCO Disclosure Schedule delivered by ACCO to GBC prior to the execution of this Agreement (the “ACCO Disclosure Schedule”) (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty or covenant of ACCO contained herein), ACCO represents and warrants to GBC as follows (provided, however, that with respect to Sections 5.3(a), 5.3(b), 5.3(c), 5.3(d) and 5.3(e), Fortune and ACCO, jointly and severally represent and warrant):

(a) Organization, Standing and Power; Subsidiaries.

(i) Each of ACCO and its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as it will be conducted through the Effective Time, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO. The copies of the certificate of incorporation and by-laws of ACCO which were previously furnished or made available to GBC are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(ii) Acquisition Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Acquisition Sub is a direct wholly-owned subsidiary of ACCO. The copies of the certificate of incorporation and by-laws of Acquisition Sub which were previously furnished or made available to GBC are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(iii) Section 5.3(a)(iii) of the ACCO Disclosure Schedule sets forth a list of the Subsidiaries of ACCO which as of the date of this Agreement would be Significant Subsidiaries of ACCO (as defined in Rule 1-02 of Regulation S-X of the SEC) if the Distribution had occurred immediately prior to the date hereof (the “ACCO Significant Subsidiaries”). All the outstanding shares of capital stock of, or other equity interests in, each ACCO Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by ACCO, free and clear of all material Liens and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests, but excluding restrictions under the Securities Act). None of ACCO or any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than Subsidiaries of ACCO) that is or would reasonably be expected to be material to ACCO and its Subsidiaries taken as a whole.

(b) Capital Structure.

(i) On the date hereof, the authorized capital stock of ACCO consists of 100,000 shares of ACCO Common Stock. On the date hereof, 53,476 shares of ACCO Common Stock are issued and outstanding and no other shares of capital stock of ACCO are issued and outstanding. All issued and outstanding shares of capital stock of ACCO are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of ACCO is entitled to preemptive rights. There are outstanding as of the date hereof, and except as provided for in or permitted by the Transaction Agreements, there will be outstanding at the Effective Time, no options, warrants or other rights to acquire capital stock from ACCO. Section 5.3(b)(i) of the ACCO Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of (A) all holders of record of shares of ACCO Common Stock and (B) the number of shares of ACCO Common Stock held of record by each such holder, and a complete and correct list as of a recent date of all outstanding Fortune Options and the exercise prices thereof.

(ii) No bonds, debentures, notes or other indebtedness of ACCO having the right to vote on any matters on which stockholders of ACCO may vote (“ACCO Voting Debt”) are issued or outstanding.

(iii) On the date hereof, the authorized capital stock of Acquisition Sub consists of 1,000 shares of Acquisition Sub Common Stock.

(iv) Except as otherwise set forth in this Section 5.3(b) or as provided for in the Transaction Agreements, as of the date of this Agreement, there are no, and except as provided for in or permitted by the Transaction Agreements, as of the Effective Time there will not be any, securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which ACCO or any of its Subsidiaries is a party or by which any of them is bound obligating ACCO or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of ACCO or any of its Subsidiaries or obligating ACCO or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no, and except as provided for in or permitted by the Transaction Agreements, as of the Effective Time there will not be any, outstanding obligations of ACCO or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of ACCO or any of its Subsidiaries.

(c) Authority; No Conflicts.

(i) ACCO has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other Transaction Agreements to which ACCO is a party by ACCO and the consummation by ACCO of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of ACCO. The majority stockholder of ACCO has duly approved and adopted this Agreement and the Merger and has duly approved the transactions contemplated hereby, such approval being the only approval of stockholders of ACCO necessary to adopt this Agreement. No approval of ACCO’s stockholders after the Distribution Date will be required to effect the transactions contemplated by this Agreement. This Agreement has been, and the other Transaction Agreements to which ACCO is a party will be, duly executed and delivered by ACCO and, assuming the due authorization and valid execution and delivery of this Agreement and the other Transaction Agreements to which ACCO is a party by the other parties hereto and thereto, as applicable, constitute or will constitute valid and binding agreements of ACCO, enforceable against ACCO in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) Acquisition Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Acquisition Sub and the consummation by Acquisition Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquisition Sub. ACCO, as the sole stockholder of Acquisition Sub, has duly approved and adopted this Agreement and the Merger and has duly approved the transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquisition Sub and, assuming the due authorization and valid execution and delivery of this Agreement by the other parties hereto, constitutes a valid and binding agreement of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(iii) The execution and delivery by ACCO of this Agreement does not, the execution and delivery by ACCO of the other Transaction Agreements to which ACCO is a party will not, and the consummation by ACCO of the Distribution, the Merger and the other transactions contemplated hereby and thereby will not result in a Violation pursuant to: (A) any provision of the certificate of incorporation or by-laws or similar organizational documents of ACCO, any ACCO Significant Subsidiary or Acquisition Sub or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO as of the date hereof or, to the Knowledge of ACCO, after giving effect to the Merger, subject to obtaining or making the ACCO Necessary Consents (as defined in paragraph (vi) below), (I) any Contract to which ACCO or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or (II) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to ACCO or any Subsidiary of ACCO or their respective properties or assets.

(iv) The Board of Directors of ACCO, by resolutions duly adopted by unanimous written consent and not subsequently rescinded or modified in any way, has duly (A) determined that this Agreement and the Merger are advisable and in the best interests of ACCO and its stockholders and (B) approved this Agreement, the Merger and the Distribution Agreement.

(v) The execution, delivery and performance by Acquisition Sub of this Agreement and the consummation by Acquisition Sub of the transactions contemplated hereby will not contravene or conflict with Acquisition Sub’s certificate of incorporation or Acquisition Sub’s by-laws.

(vi) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to ACCO or any Subsidiary of ACCO in connection with the execution and delivery of this Agreement and the other Transaction Agreements to which ACCO is a party by ACCO or the consummation by ACCO of the Distribution and the Merger and the other transactions contemplated hereby and thereby, except for those required under or in relation to (A) the HSR Act, (B) state securities or “blue sky” laws, (C) the Securities Act, (D) the Exchange Act, (E) the DGCL with respect to the filing of the Certificate of Merger with the Delaware Secretary, (F) the rules and regulations of the NYSE, (G) antitrust or other competition laws of other jurisdictions, (H) further action of the Board of Directors of Fortune to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Board of Directors of Fortune (which is subject to the satisfaction of the conditions set forth in the Distribution Agreement) and (I) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (H) or set forth in Section 5.3(c)(vi) of the ACCO Disclosure Schedule are hereinafter referred to as the “ACCO Necessary Consents”.

(d) Reports and Financial Statements.

(i) As of the date hereof, neither ACCO nor any of its Subsidiaries is required to file any form, report, registration statement, prospectus or other document with the SEC. With respect to ACCO and its Subsidiaries, none of the registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by Fortune and its Subsidiaries with the SEC since January 1, 2002 (collectively, including all exhibits thereto, the “Fortune SEC Reports”), at the time it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Included in Section 5.3(d)(ii) of the ACCO Disclosure Schedule are the consolidated balance sheets of ACCO and Subsidiaries as of December 27, 2004, 2003 and 2002, and the consolidated statements of income, cash flows and stockholders’ equity for the years ended December 27, 2004, 2003 and 2002 (such statements, together with the notes thereto, the “ACCO Financial Statements”). The ACCO Financial Statements (including the related notes) fairly present, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of ACCO and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein.

(iii) Except as disclosed in the ACCO Financial Statements, since January 1, 2005, ACCO and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a consolidated balance sheet of ACCO and its Subsidiaries or in the footnotes thereto prepared in conformity with GAAP, other than liabilities incurred in the ordinary course of business or that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO.

(iv) ACCO and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. ACCO (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Fortune (with respect to ACCO and its Subsidiaries) in the reports that Fortune files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Fortune’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Fortune required under the Exchange Act with respect to such reports and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to Fortune’s auditors and the audit committee of Fortune’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of ACCO’s internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Fortune’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees of ACCO who have a significant role in Fortune’s internal controls over financial reporting. ACCO has made available to GBC any such disclosure made by management to Fortune’s auditors and the audit committee of Fortune’s Board of Directors. ACCO has disclosed to its Knowledge, based on its most recent evaluation of ACCO’s disclosure controls and procedures prior to the date hereof, to GBC any fraud, whether or not material, that involves management or other employees of ACCO in the United States who have a significant role in ACCO’s internal controls over financial reporting.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by Fortune, ACCO or Acquisition Sub for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (B) the Proxy Statement/Prospectus will, on the date it is first mailed to Fortune stockholders or GBC stockholders or at the time of the GBC Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 5.3(e), no representation or warranty is made by Fortune with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by or on behalf of GBC for inclusion or incorporation by reference therein.

(f) Litigation; Compliance with Laws.

(i) Except as set forth in the ACCO Financial Statements, there is no suit, action, proceeding, charge or regulatory investigation pending or, to the Knowledge of ACCO, threatened against ACCO or any Subsidiary of ACCO or any property or asset of ACCO or any Subsidiary of ACCO which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ACCO, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against ACCO or any Subsidiary of ACCO which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ACCO.

(ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO, ACCO and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the businesses of ACCO and its Subsidiaries, taken as a whole (the “ACCO Permits”), and no suspension or cancellation of any of the ACCO Permits is pending or, to the Knowledge of ACCO, threatened, except for suspensions or cancellations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO. ACCO and its Subsidiaries are in compliance with the terms of the ACCO Permits, except where the failure so to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO. None of ACCO or any of its Subsidiaries is in violation of, and ACCO and its Subsidiaries have not received since January 1, 2002 any written notices of violations with respect to, any Applicable Laws, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO.

(g) Absence of Certain Changes or Events. Except as set forth in the ACCO Financial Statements, since January 1, 2005, (i) ACCO and its Subsidiaries have conducted their business only in the ordinary course, consistent with past practice, and (ii) there has not been any event, change, circumstance or development which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on ACCO. Since January 1, 2005 through the date of this Agreement, none of ACCO or any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.2. Acquisition Sub has not conducted any activities other than in connection with the organization of Acquisition Sub, the negotiation, execution and performance of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby.

(h) Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO, (i) the operations of ACCO and its Subsidiaries have been and are in compliance with all applicable Environmental Laws and with all ACCO Permits required by applicable Environmental Laws, (ii) there are no pending or, to the Knowledge of ACCO, threatened, Actions under or pursuant to Environmental Laws against ACCO, its Subsidiaries, or, to the Knowledge of ACCO, any other Person whose Environmental Liabilities ACCO or any of its Subsidiaries has or may have retained or assumed by contract or operation of law, or involving any real property currently or, to the Knowledge of ACCO, formerly owned, operated or leased by ACCO or its Subsidiaries, and (iii) ACCO, its Subsidiaries and, to the Knowledge of ACCO, Persons whose Environmental Liabilities ACCO or any of its Subsidiaries has or may have retained or assumed by contract or operation of law are not subject to any Environmental Liabilities and, to the Knowledge of ACCO, there are no facts, circumstances or conditions (including without limitation the presence, release or threatened release of Hazardous Materials at any location whether or not owned or operated by ACCO or its Subsidiaries) which would reasonably be expected to result in Environmental Liabilities for ACCO, its Subsidiaries, or, to the Knowledge of ACCO, any other Person whose Environmental Liabilities ACCO or any of its Subsidiaries has or may have retained or assumed by contract or operation of law. The representations and warranties in this Section 5.3(h) constitute the sole representations and warranties of Fortune, ACCO or Acquisition Sub concerning environmental matters in this Agreement.

(i) Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACCO: (i) ACCO and each of its Subsidiaries own, or are licensed to use, all Intellectual

Property used in the conduct of its business as currently conducted and, immediately following the consummation of the Distribution will own, or be licensed to use, all Intellectual Property used in the conduct of its business immediately prior to the consummation of the Distribution; (ii) to the Knowledge of ACCO, the use of any Intellectual Property by ACCO and its Subsidiaries does not infringe on or otherwise violate the rights of any Person; (iii) the use by or, to the Knowledge of ACCO, on behalf of, ACCO and its Subsidiaries of Intellectual Property which is licensed to ACCO or any Subsidiary is in substantial accordance with the terms of the applicable license agreement pursuant to which ACCO or its Subsidiaries acquired the right to use such Intellectual Property; (iv) to the Knowledge of ACCO, no Person is infringing or otherwise violating any right of ACCO or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to ACCO or its Subsidiaries; (v) to the Knowledge of ACCO, there is no claim or proceeding pending against ACCO or any Subsidiary challenging their respective use of Intellectual Property, and (vi) to the Knowledge of ACCO, no Intellectual Property owned and/or licensed by ACCO or its Subsidiaries is being used or enforced by ACCO or any Subsidiary in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(j) Title to Properties; Assets/Services.

(i) Each of ACCO and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, except where the failure to have such good and valid title, or valid leasehold interest, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACCO.

(ii) Except (A) for cash, cash on hand, cash equivalents, funds, certificates of deposit, similar instruments and travelers checks, (B) for the services to be provided pursuant to the Transition Services Agreement and (C) as otherwise contemplated by the Transaction Agreements (including as permitted pursuant to Section 6.2), immediately following the consummation of the Distribution, ACCO and its Subsidiaries, taken as a whole, will own, lease, license or have the legal right to use all of the material assets, rights and properties used or held for use by ACCO and its Subsidiaries in the conduct of their businesses as conducted immediately prior to the Time of Distribution.

(iii) Section 5.3(j)(iii) of the ACCO Disclosure Schedule lists all material services provided to ACCO or any of its Subsidiaries by Fortune or any of its Subsidiaries (other than ACCO or any of its Subsidiaries) as of the date hereof.

(k) Taxes.

(i) All tax returns or reports required to be filed with respect to each of ACCO and its Subsidiaries have been timely filed, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, and all such returns and reports are complete and correct, except to the extent that such failures to file, to have extensions granted that remain in effect or to be complete or correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO. All Taxes shown as due on such returns have been paid.

(ii) No deficiencies for any Taxes have been proposed, asserted or assessed in writing in respect of or against ACCO or any of its Subsidiaries that are not adequately reserved for on the books of ACCO, except for deficiencies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO.

(iii) None of Fortune or its Subsidiaries has taken any action, and Fortune has no Knowledge of any fact, agreement, plan or other circumstance, that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(iv) None of ACCO or any of its Subsidiaries is a party to any Tax sharing or Tax indemnity agreements (other than agreements between or among ACCO and its Subsidiaries) that will be in effect after the Time of Distribution.

(v) Within the past five years, none of ACCO or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(vi) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACCO, none of ACCO or any of its Subsidiaries is obligated to make any payments, or is a party to any contract that could obligate it to make any payments, that would not be deductible by reason of Section 162(m) or Section 280G of the Code.

(vii) None of ACCO or any of its Subsidiaries has agreed to make, or is required to make, any material adjustment under Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting methods or otherwise.

(viii) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACCO, neither ACCO or any of its Subsidiaries has any deferred intercompany gains or losses as defined in Treasury Regulations section 1.1502-13 (nor any gains or losses treated as deferred intercompany gains or losses for income tax purposes).

(l) Certain Contracts. As of the date hereof, none of ACCO or any of its Subsidiaries is a party to or bound by (i) any Material Contract (assuming ACCO was subject to Regulation S-K of the SEC as of the date hereof) or (ii) any non-competition agreement or any other Contract that limits or otherwise restricts ACCO or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that would, after the Effective Time, to the Knowledge of ACCO, limit or restrict ACCO or any of its Subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in any line of business in any geographic area, which agreements or other Contracts, to the Knowledge of ACCO, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ACCO after giving effect to the Merger. All Material Contracts of ACCO and its Subsidiaries are valid and binding on ACCO and its Subsidiaries, as applicable, and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO. None of ACCO or any of its Subsidiaries (or, to the Knowledge of ACCO, any other party thereto) has violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any Contract of ACCO or any of its Subsidiaries, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO.

(m) Employee Benefits.

(i) Section 5.3(m)(i) of the ACCO Disclosure Schedule contains a true and complete list of the ACCO Plans. With respect to each ACCO Plan, except for ACCO Plans the liabilities under which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ACCO, ACCO has made available to GBC a true, correct and complete copy of: (A) all plan documents, trust agreements, and insurance contracts and other funding vehicles; (B) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules and exhibits, if any; (C) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (D) the two most recent annual financial reports, if any; (E) the two most recent actuarial reports, if any; (F) the most recent determination letter from the IRS, if any; and (G) the annual compliance testing under Sections 401(a) through 416 of the Code for the two most recently completed plan years, if any.

(ii) Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACCO, as of the date hereof, (A) with respect to each ACCO Plan, ACCO and its ERISA Affiliates and other Subsidiaries have complied with, and are now in compliance with, to the extent applicable, all provisions of ERISA, the Code and all other Applicable Laws and regulations applicable to such ACCO Plans and each ACCO Plan has been operated and administered in accordance with its terms, (B) no liability under Title IV or Section 302 of ERISA has been incurred by ACCO or any of its ERISA Affiliates and other Subsidiaries that has not been satisfied in full, and no condition exists that presents a material risk to ACCO or any of its ERISA Affiliates and other Subsidiaries of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation, (C) with respect to each ACCO Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, the present value of accrued benefits under such ACCO Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such ACCO Plan’s actuary with respect to such ACCO Plan did not exceed, as of its latest valuation date, the then current value of the assets of such ACCO Plan allocable to such accrued benefits, and (D) all ACCO Plans subject to the Applicable Laws of any jurisdiction outside of the United States (1) have been maintained in accordance with all applicable requirements, (2) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (3) if they are intended to be funded and/or book-reserved are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(iii) As of the date hereof, none of ACCO or any of its Subsidiaries has any liability under or obligation to any Multiemployer Plan.

(iv) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of ACCO or any of its Subsidiaries to material severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting of benefits, or materially increase the amount of compensation, due any such employee or officer.

(n) Labor Relations. As of the date of this Agreement: (i) none of Fortune (with respect to employees of ACCO or any of its Subsidiaries), ACCO or any of its Subsidiaries is a party to any collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any of the employees of ACCO or any of its Subsidiaries; and no employees of ACCO or any of its Subsidiaries are represented by any labor organization with respect to their employment with ACCO or any of its Subsidiaries; (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACCO, no labor organization or group of employees of ACCO or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of ACCO, threatened to be brought or filed, with the National Labor Relations Board or any other domestic or foreign labor relations tribunal or authority, and to the Knowledge of ACCO, there are no labor union organizing activities with respect to any employees of ACCO or any of its Subsidiaries and (iii) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACCO, since January 1, 2002, there have been no actual, or to the Knowledge of ACCO, threatened strikes, work stoppages, slowdowns, lockouts, arbitrations, grievances or labor disputes against or involving ACCO or any of its Subsidiaries.

(o) Insurance. ACCO maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of ACCO (taking into account the cost and availability of such insurance).

(p) Liens. No Liens exist on any assets of ACCO or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACCO.

(q) Real Property. Section 5.3(q) of the ACCO Disclosure Schedule sets forth a correct and complete list and the location of the principal plants and other materially important physical properties of ACCO and its Subsidiaries, and whether such property is held in fee (and if not, the manner in which such property is held).

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 6.1 Covenants of GBC. During the period from the date of this Agreement and continuing until the Effective Time, GBC agrees as to itself and its Subsidiaries that (except as required or otherwise expressly contemplated or permitted by this Agreement, the Employee Matters Agreement, the Lane/GBC Tax Allocation

Agreement or Section 6.1 (including its subsections) of the GBC Disclosure Schedule or as required by a Governmental Entity or to the extent that Fortune shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed):

(a) Ordinary Course.

(i) GBC and its Subsidiaries shall carry on their respective businesses in the ordinary course, in substantially the same manner as heretofore conducted, and shall use all reasonable efforts to preserve intact their present business organizations, keep available the services of their current officers and other key employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be materially impaired at the Effective Time; provided, however, that no action by GBC or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 6.1 shall be deemed a breach of this Section 6.1(a)(i) unless such action would constitute a breach of one or more of such other provisions.

(ii) Other than in connection with acquisitions permitted by Section 6.1(e) or investments permitted by Section 6.1(g), GBC shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities in connection therewith incurred or committed to in the ordinary course of business consistent with past practice.

(b) Dividends; Changes in Share Capital. GBC shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock, except for dividends by any direct or indirect wholly-owned Subsidiary of GBC, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned Subsidiary of GBC which remains a wholly-owned Subsidiary after consummation of such transaction or upon conversion of GBC Class B Common Stock outstanding on the date hereof into GBC Common Stock in accordance with the present terms of the GBC Class B Common Stock or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock other than upon conversion of GBC Class B Common Stock outstanding on the date hereof into GBC Common Stock in accordance with the present terms of the GBC Class B Common Stock.

(c) Issuance of Securities. GBC shall not, and shall not permit any of its Subsidiaries to, issue, deliver, sell, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, any shares of its capital stock of any class, any GBC Voting Debt or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares or GBC Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than (i) (A) the issuance of GBC Common Stock upon the exercise of GBC Stock Options outstanding on the date hereof in accordance with their present terms, (B) the issuance of GBC Common Stock upon vesting of GBC Restricted Stock Units outstanding on the date hereof in accordance with their present terms or (C) pursuant to GBC Stock Options, GBC Restricted Stock Units or other stock based awards granted pursuant to clause (ii) below, (ii) the granting of GBC Stock Options, GBC Restricted Stock Units or other stock based awards of or to acquire not more than 50,000 shares of GBC Common Stock granted under GBC Stock Plans in effect on the date hereof in the ordinary course of business consistent with past practice, (iii) issuances by a wholly-owned Subsidiary of GBC of capital stock of such Subsidiary to such Subsidiary’s parent or another wholly-owned Subsidiary of GBC or (iv) the issuance of GBC Common Stock upon conversion of GBC Class B Common Stock outstanding on the date hereof into GBC Common Stock in accordance with the present terms of the GBC Class B Common Stock.

(d) Governing Documents. Except to the extent required to comply with its obligations hereunder or with Applicable Laws, GBC shall not amend or propose to so amend its certificate of incorporation, by-laws or other governing documents.

(e) No Acquisitions. GBC shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets (excluding the acquisition of assets used in the operations of the business of GBC and its Subsidiaries in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor); provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations only involving existing Subsidiaries of GBC which remain Subsidiaries of GBC (with respect to which GBC shall reasonably consult with Fortune and ACCO) or (y) the creation of new direct or indirect wholly-owned Subsidiaries of GBC organized to conduct or continue activities otherwise permitted by this Agreement.

(f) No Dispositions. Other than (i) internal reorganizations or consolidations only involving existing Subsidiaries of GBC which remain Subsidiaries of

GBC (with respect to which GBC shall reasonably consult with Fortune and ACCO) or (ii) as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the transactions contemplated hereby, GBC shall not, and shall not permit any of its Subsidiaries to, sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of GBC but excluding licenses of Intellectual Property and inventory and obsolete equipment, in each case, in the ordinary course of business consistent with past practice); provided that GBC may fail to maintain applications or registrations for Intellectual Property in accordance with Section 6.1(l).

(g) Investments; Indebtedness. GBC shall not, and shall not permit any of its Subsidiaries to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans or investments by GBC or a Subsidiary of GBC to or in GBC or a Subsidiary of GBC, (B) pursuant to any Contract or other legal obligation of GBC or any of its Subsidiaries as in effect at the date of this Agreement (all of which Contracts or other legal obligations are set forth in Section 6.1(g) of the GBC Disclosure Schedule), (C) employee loans or advances for travel, business, relocation or other reimbursable expenses made in the ordinary course of business or (D) loans, advances, capital contributions or investments in the ordinary course of business which are not, individually or in the aggregate, material to GBC and its Subsidiaries taken as a whole or (ii) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement except in the ordinary course of business which are not, individually or in the aggregate, material to GBC and its Subsidiaries taken as a whole.

(h) Tax-Free Qualification. GBC shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 6.1) that would prevent or impede the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

(i) Compensation. Except (i) as set forth in Section 6.1(c), (ii) as required by Applicable Laws or by the terms of any collective bargaining agreement or other agreement currently in effect between GBC or any Subsidiary of GBC and any executive officer or employee thereof, (iii) as contemplated by the Employee Matters Agreement or (iv) in the ordinary course of business, GBC shall not increase the amount of compensation or employee benefits of any director, officer or employee of GBC or any Subsidiary or business unit of GBC, pay any pension, retirement, savings or profit-sharing allowance or other employee benefit to any employee that is not required by any existing plan or agreement, enter into any Contract with any of its employees regarding his or her employment, compensation or benefits, increase or commit to increase any employee benefits, issue any additional GBC Stock Options, adopt, terminate or amend or make any commitment to adopt, terminate or amend any GBC Plan or make any contribution, other than regularly scheduled contributions, to any GBC Plan. GBC shall not accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation, except as required by Applicable Laws or in the ordinary course of business or in accordance with the existing terms of such awards or as provided in this Agreement, and any option, restricted stock unit or other equity or equity based award committed to be granted or granted after the date hereof shall not accelerate as a result of the approval or consummation of any transaction contemplated by this Agreement.

(j) Accounting Methods; Income Tax Elections. Except as disclosed in the GBC Filed SEC Reports or in the GBC 2004 Financial Statements, as required by a Governmental Entity or as required by changes in GAAP as concurred in by GBC’s independent public accountants, GBC shall not change its methods of accounting in effect at January 1, 2005. GBC shall not, and shall not permit any of its Subsidiaries to, (i) change its fiscal year or (ii) make any material Tax election or settle or compromise any material income Tax liability, other than in the ordinary course of business consistent with past practice.

(k) Certain Agreements and Arrangements. GBC shall not, and shall not permit any of its Subsidiaries to, enter into any Contracts that limit or otherwise restrict GBC or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that would, after the Effective Time, limit or restrict ACCO or any of its Subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in any line of business in any geographic area, which agreements or arrangements, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ACCO after giving effect to the Merger.

(l) Intellectual Property. GBC and its Subsidiaries shall not do any act or omit to do any act whereby any material Intellectual Property that they own may lapse, become abandoned, dedicated to the public or otherwise become impaired or unenforceable unless they reasonably determine that such material Intellectual Property is not used or useful in its business and the cost of maintaining it is outweighed by its value, or if they are not legally permitted to maintain such registration or application.

(m) Related Party Agreements. Except for the Lane/GBC Tax Allocation Agreement and any Contracts contemplated thereby, GBC shall not, and GBC shall cause its Subsidiaries not to, enter into or amend in any material respect any Contract between GBC and its Subsidiaries, on the one hand, and Lane and its Affiliates (other than GBC and its Subsidiaries), on the other hand.

(n) No Related Actions. GBC will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing actions.

SECTION 6.2 Covenants of Fortune, ACCO and Acquisition Sub. During the period from the date of this Agreement and continuing until the Effective Time, Fortune, as to ACCO and its Subsidiaries, ACCO and Acquisition Sub each agrees that (except for the Distribution, as required or otherwise expressly contemplated or permitted by this Agreement, the Transaction Agreements or Section 6.2 (including its subsections) of the ACCO Disclosure Schedule or as required by a Governmental Entity or to the extent that GBC shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed):

(a) Ordinary Course.

(i) ACCO and its Subsidiaries shall carry on their respective businesses in the ordinary course, in substantially the same manner as heretofore conducted, and shall use all reasonable efforts to preserve intact their present business organizations, keep available the services of their current officers and other key employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be materially impaired at the Effective Time; provided, however, that no action by ACCO or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 6.2 shall be deemed a breach of this Section 6.2(a)(i) unless such action would constitute a breach of one or more of such other provisions.

(ii) Other than in connection with acquisitions permitted by Section 6.2(e) or investments permitted by Section 6.2(g), ACCO shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities in connection therewith incurred or committed to in the ordinary course of business consistent with past practice.

(b) Dividends; Changes in Share Capital. Fortune and ACCO shall not, ACCO shall not permit any of its Subsidiaries to, and ACCO shall not propose to, declare any dividends of or on or make other distributions (whether in cash, stock or property) of or in respect of any capital stock of ACCO or any of its Subsidiaries, except (i) for the Distribution, (ii) as otherwise contemplated or permitted by the Transaction Agreements or (iii) for dividends by any direct or indirect wholly-owned Subsidiary of ACCO. Except as otherwise contemplated or permitted by the Transaction Agreements, ACCO will not, (i) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities of ACCO in respect of, in lieu of or in substitution for, shares of its capital stock or (ii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(c) Issuance of Securities. Fortune and ACCO shall not, and ACCO shall not permit any of its Subsidiaries to, issue, deliver, sell, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, any shares of capital stock of ACCO or any of its Subsidiaries of any class, any ACCO Voting Debt or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares or ACCO Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than (i) the granting of options to purchase ACCO Common Stock upon conversion of Fortune Options and GBC Stock Options, (ii) issuances by a wholly-owned Subsidiary of ACCO of capital stock of such Subsidiary to such Subsidiary’s parent or another wholly-owned Subsidiary of ACCO, (iii) the granting by Fortune of options under the Fortune Stock Plans that would be Fortune Options immediately prior to the Time of Distribution and would be converted pursuant to Section 2.7 into Fortune Converted Options of or to acquire not more than 50,000 shares of ACCO Common Stock or (iv) as otherwise contemplated or permitted by the Transaction Agreements. Nothing in this Agreement or any other Transaction Agreement shall be deemed to restrict, prohibit or otherwise affect any issuance, delivery, sale, pledge or other encumbrance, or any authorization or proposal to issue, deliver, sell, pledge or encumber any shares of capital stock of Fortune or, subject to clause (iii) above, securities convertible into or exercisable for, or rights, warrants, calls or options to acquire, any such shares, or commitments, arrangements, undertakings or agreements with respect to the foregoing.

(d) Governing Documents. Except to the extent required to comply with its obligations hereunder or under the other Transaction Agreements or with Applicable Laws, ACCO shall not amend or propose to so amend its certificate of incorporation, by-laws or other governing documents.

(e) No Acquisitions. ACCO shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets (excluding the acquisition of assets used in the operations of the business of ACCO and its Subsidiaries in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor); provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations only involving existing Subsidiaries of ACCO which remain Subsidiaries of ACCO (with respect to which Fortune and ACCO shall reasonably consult with GBC) or (y) the creation of new direct or indirect wholly-owned Subsidiaries of ACCO organized to conduct or continue activities otherwise permitted by this Agreement.

(f) No Dispositions. Other than (i) internal reorganizations or consolidations only involving existing Subsidiaries of ACCO which remain Subsidiaries of ACCO (with respect to which Fortune and ACCO shall reasonably consult with GBC) or (ii) as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the transactions contemplated hereby or by the other Transaction Agreements, Fortune and ACCO shall not, and shall not permit any of their Subsidiaries to, sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any assets of ACCO or any of ACCO’s Subsidiaries (including capital stock of ACCO and its Subsidiaries, but excluding licenses of Intellectual Property and inventory and obsolete equipment, in each case, in the ordinary course of business consistent with past practice); provided that ACCO may fail to maintain applications or registrations for Intellectual Property in accordance with Section 6.2(m).

(g) Investments; Indebtedness. ACCO shall not, and shall not permit any of its Subsidiaries to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) cash advances to Fortune under the cash management facility between Fortune and ACCO, (B) loans or investments by ACCO or a Subsidiary of ACCO to or in ACCO or a Subsidiary of ACCO, (C) pursuant to any Contract or other legal obligation of ACCO or any of its Subsidiaries as in effect at the date of this Agreement (all of which Contracts or other legal obligations are set forth in Section 6.2(g) of the ACCO Disclosure Schedule), (D) employee loans or advances for travel, business, relocation or other reimbursable expenses made in the ordinary course of business or (E) loans, advances, capital contributions or investments in the ordinary course of business which are not, individually or in the aggregate, material to ACCO and its Subsidiaries taken as a whole or (ii) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement except in the ordinary course of business which are not, individually or in the aggregate, material to ACCO and its Subsidiaries taken as a whole.

(h) Tax-Free Qualification. Fortune shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 6.2) that would prevent or impede the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

(i) Compensation. Except (i) as set forth in Section 6.2(c), (ii) as required by Applicable Laws or by the terms of any collective bargaining agreement or other agreement currently in effect between ACCO or any Subsidiary of ACCO and any executive officer or employee thereof, (iii) as contemplated by the Employee Matters Agreement or (iv) in the ordinary course of business, ACCO shall not increase the amount of compensation or employee benefits of any director, officer or employee of ACCO or any Subsidiary or business unit of ACCO, pay any pension, retirement, savings or profit-sharing allowance or other employee benefit to any employee that is not required by any existing plan or agreement, enter into any Contract with any such employees regarding his or her employment, compensation or benefits, increase or commit to increase any employee benefits for any such person, adopt, terminate or amend or make any commitment to adopt, terminate or amend any ACCO Plan or make any contribution, other than regularly scheduled contributions, to any ACCO Plan. Fortune shall not accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation held by employees of ACCO and its Subsidiaries, except as required by Applicable Laws or in the ordinary course of business or in accordance with the existing terms of such awards or as provided in this Agreement, and any option or other equity or equity based award committed to be granted or granted after the date hereof to employees of ACCO and its Subsidiaries shall not accelerate as a result of the approval or consummation of any transaction contemplated by this Agreement.

(j) Accounting Methods; Income Tax Elections. Except as disclosed in the Fortune SEC Reports filed and publicly available prior to the date hereof or the ACCO Financial Statements, as required by a Governmental Entity or as required by changes in GAAP as concurred in by ACCO’s independent public accountants, ACCO shall not change its methods of accounting in effect at January 1, 2005. ACCO shall not, and shall not permit any of its Subsidiaries to, (i) change its fiscal year or (ii) make any material Tax election or settle or compromise any material income Tax liability, other than in the ordinary course of business consistent with past practice.

(k) Certain Agreements and Arrangements. Except as contemplated by the Transaction Agreements, Fortune and ACCO shall not, and ACCO shall not permit any of its Subsidiaries to, enter into any Contracts that limit or otherwise restrict ACCO or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that would, after the Effective Time, limit or restrict ACCO or any of its Subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in any line of business in any geographic area, which agreements or arrangements, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ACCO after giving effect to the Merger.

(l) No Acquisition Sub Business Activities. Acquisition Sub will not conduct any activities other than in connection with the organization of Acquisition Sub, the negotiation and execution of this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby.

(m) Intellectual Property. ACCO and its Subsidiaries shall not do any act or omit to do any act whereby any material Intellectual Property that they own may lapse, become abandoned, dedicated to the public or otherwise become impaired or unenforceable unless they reasonably determine that such material Intellectual Property is not used or useful in its business and the cost of maintaining it is outweighed by its value, or if they are not legally permitted to maintain such registration or application.

(n) Related Party Agreements. Except for the Transaction Agreements and any Contracts contemplated thereby, Fortune and ACCO shall not, and Fortune and ACCO shall cause their respective Subsidiaries not to, enter into or amend in any material respect any Contract between ACCO and its Subsidiaries, on the one hand, and Fortune and its Subsidiaries (other than ACCO and its Subsidiaries), on the other hand.

(o) No Related Actions. Fortune (as to ACCO and its Subsidiaries) will not, and ACCO will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing actions.

SECTION 6.3 SEC Reports. Each of Fortune (with respect to the business of ACCO and its Subsidiaries) and GBC shall file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and shall notify the other parties of all such reports promptly after the same are filed.

SECTION 6.4 Control of Other Party’s Business. Nothing contained in this Agreement shall give Fortune or ACCO, directly or indirectly, the right to control or direct GBC’s operations prior to the Effective Time. Nothing contained in this Agreement shall give GBC, directly or indirectly, the right to control or direct the operations of the business of ACCO and its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Fortune, ACCO and GBC shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.1 Preparation of Proxy Statement; Stockholders Meeting.

(a) As promptly as reasonably practicable following the date hereof, GBC, Fortune and ACCO shall prepare and GBC shall file with the SEC proxy materials which shall constitute the Proxy Statement/Prospectus to be mailed to GBC’s stockholders in connection with the GBC Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”) and Fortune, ACCO and GBC shall prepare and ACCO shall file with the SEC a registration statement on Form S-4 with respect to the issuance of ACCO Common Stock in the Merger (the “Form S-4”). The Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4 as ACCO’s prospectus and will be mailed to Fortune’s stockholders as an Information Statement in connection with the Distribution. The Form S-4 and the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder. GBC shall use reasonable best efforts to have the Proxy Statement/Prospectus cleared by the SEC as promptly as reasonably practicable after filing with the SEC and ACCO shall use reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as reasonably practicable after filing with the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. GBC, Fortune and ACCO shall, as promptly as practicable after receipt thereof, provide to each other copies of any written comments and advise each other of any oral comments with respect to the Proxy Statement/Prospectus and the Form S-4 received from the SEC. GBC shall provide Fortune and ACCO with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus prior to filing such with the SEC, and with a copy of all such filings made with the SEC. ACCO shall provide GBC and Fortune with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 prior to filing such with the SEC, and with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both Fortune and GBC, which approval shall not be unreasonably withheld or delayed. GBC will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to GBC’s stockholders, and Fortune will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Fortune’s stockholders, in each case as promptly as practicable after the Proxy Statement/Prospectus is cleared by the SEC and the Form S-4 is declared effective under the Securities Act. ACCO shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of ACCO Common Stock in the Merger and GBC and Fortune shall furnish all information concerning GBC and Fortune and the holders of GBC Common Stock, GBC Class B Common Stock and Fortune Common Stock as may be reasonably requested in connection with any such action. Each of Fortune and ACCO, on the one hand, and GBC, on the other hand, will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order with respect to the Form S-4, the suspension of the qualification of the ACCO Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to GBC or ACCO, or any of their respective affiliates, officers or directors, should be discovered by GBC, Fortune or ACCO which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by Applicable Laws, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of GBC and Fortune.

(b) GBC shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders on a date determined in accordance with the mutual agreement of GBC and Fortune (the “GBC Stockholders Meeting”) for the purpose of obtaining the Required GBC Vote with respect to the transactions contemplated by this Agreement and shall take all lawful action to solicit the approval and adoption of this Agreement and the Merger by the Required GBC Vote, and the Board of Directors of GBC shall recommend approval and adoption of this Agreement and the Merger by the stockholders of GBC to the effect as set forth in Section 5.1(f) (the “GBC Recommendation”), and shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) such recommendation (a “Change in the GBC Recommendation”); provided, however, that the Board of Directors of GBC may make a Change in the GBC Recommendation pursuant to Section 7.5. Subject to clause (v) of Section 7.5(c), notwithstanding any Change in the GBC Recommendation, this Agreement shall be submitted to the stockholders of GBC at the GBC Stockholders Meeting for the purpose of approving and adopting this Agreement and the Merger and nothing contained herein shall be deemed to relieve GBC of such obligation.

SECTION 7.2 ACCO Board of Directors and Management. At or prior to the Effective Time, the parties will take all action necessary to effectuate the provisions of Sections 2.12 and 2.13.

SECTION 7.3 Access to Information. Upon reasonable notice, each of Fortune, ACCO and GBC shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other reasonable access during normal business hours, during the period prior to the Effective Time, to all its books, records, properties, plants and personnel (in the case of Fortune and its Subsidiaries, only with respect to the business of ACCO and its Subsidiaries) and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party (a) notice of each material report, schedule, registration statement and other document filed, published, announced or received by GBC or ACCO (as applicable) during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which such party is not permitted to disclose under Applicable Laws) and (b) all information concerning it and its business, properties and personnel as such other party may reasonably request; provided, however, that either party may restrict the foregoing access to the extent that (i) any Applicable Laws or Contract requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) disclosure of such information would violate confidentiality obligations to a third party, (iii) disclosure of such information would be reasonably likely to result in significant competitive harm to the disclosing Person if the transactions contemplated by this Agreement were not consummated or (iv) in the case of Fortune and its Subsidiaries, the information is not related to the business of ACCO and its Subsidiaries. The parties will hold any such information obtained pursuant to this Section 7.3 in confidence in accordance with, and will otherwise be subject to, the provisions of the Confidentiality Agreement dated October 28, 2004 between Fortune and GBC (as it may be amended or supplemented, the “Confidentiality Agreement”). The Confidentiality Agreement shall survive any termination of this Agreement. Any investigation by either GBC or ACCO shall not affect the representations and warranties contained herein or the conditions to the respective obligations of the parties to consummate the Merger.

SECTION 7.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under this Agreement and Applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and tax ruling requests and to obtain as promptly as practicable all GBC Necessary Consents, Fortune Necessary Consents and ACCO Necessary Consents and all other consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (collectively, the “Required Approvals”) and (ii) taking all reasonable steps as may be necessary to obtain all Required Approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof, (ii) appropriate filings, if any are required, with the European Commission and/or other foreign regulatory authorities in accordance with applicable competition, merger control, antitrust, investment or similar Applicable Laws (“Foreign Competition Laws”) and (iii) all other necessary filings with other Governmental Entities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such Applicable Laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of the Required Approvals under such other Applicable Laws or from such authorities as soon as practicable. Notwithstanding the foregoing, nothing in this Section 7.4 shall require any of GBC and its Subsidiaries, Fortune and its Subsidiaries, ACCO and its Subsidiaries or Acquisition Sub to sell, hold separate or otherwise dispose of any assets of GBC, Fortune, ACCO, Acquisition Sub or their respective Subsidiaries (including the capital stock of any Subsidiary) or conduct their business in a specified manner, or agree to do so, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason.

(b) Each of GBC, on the one hand, and Fortune, ACCO and Acquisition Sub, on the other hand, shall, in connection with the efforts referenced in Section 7.4(a) to obtain all Required Approvals, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent appropriate or permitted by the DOJ, the FTC or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 7.4(a) and Section 7.4(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Applicable Laws, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Entity which would make the Merger or the other transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of the Merger or the other transactions contemplated hereby, each of Fortune, ACCO and GBC shall cooperate in all respects with each other and use its respective reasonable best efforts, subject to the last sentence of Section 7.4(a), to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.4 shall limit a party’s right to terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(c) so long as such party has complied with its obligations under this Section 7.4.

(d) Each of GBC, Fortune and ACCO shall cooperate with each other in obtaining opinions of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to GBC, and Chadbourne & Parke LLP, counsel to Fortune and ACCO, to satisfy the conditions set forth in Section 8.2(c) and Section 8.3(c). In connection therewith, each of GBC, Fortune and ACCO shall deliver to such counsel customary representation letters in form and substance reasonably satisfactory to such counsel.

SECTION 7.5 Acquisition Proposals.

(a) Without limiting GBC’s other obligations under this Agreement (including under Article VI hereof), subject to Section 7.5(c) below, GBC agrees that from and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, neither it nor any of its Subsidiaries shall, and it shall use its reasonable best efforts to cause its and its Subsidiaries’ officers, directors, employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, any GBC Acquisition Proposal (as defined below), (ii) have any discussions with or provide any confidential information or data to any

Person relating to a GBC Acquisition Proposal, or engage in any negotiations concerning a GBC Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement a GBC Acquisition Proposal, (iii) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any GBC Acquisition Proposal, (iv) approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any GBC Acquisition Proposal or (v) waive, amend, modify or grant any release under any standstill or similar agreement or confidentiality agreement (other than the Confidentiality Agreement) to which it or any of its Subsidiaries is a party. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any of GBC’s Subsidiaries or any of GBC’s or its Subsidiaries’ officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by GBC or its Subsidiaries) shall be a breach of this Section 7.5(a) by GBC.

(b) For purposes of this Agreement, “GBC Acquisition Proposal” means any inquiry, proposal or offer from any Person with respect to (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving GBC or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC), (B) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of 15% or more of the consolidated assets (including stock of GBC’s Subsidiaries) of GBC and its Subsidiaries, taken as a whole, or (C) any direct or indirect purchase or sale of, or tender or exchange offer for, or similar transaction with respect to, the equity securities of GBC that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning securities representing 15% or more of the total voting power of GBC (or of the surviving parent entity in such transaction), including in the case of each of clauses (A) through (C), any single or multi-step transaction or series of related transactions (other than an inquiry, proposal or offer made by Fortune or a Subsidiary thereof).

(c) Notwithstanding anything in this Agreement to the contrary, GBC or its Board of Directors shall be permitted to (i) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act, (ii) upon at least three Business Days’ prior written notice to Fortune, effect a Change in the GBC Recommendation if GBC’s Board of Directors, after consulting with its outside legal counsel, determines in good faith, based on such matters as it deems appropriate, that failure to take such action would be a breach of its fiduciary duties to stockholders under Applicable Laws, (iii) engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written GBC Acquisition Proposal by any such Person (which has not been withdrawn), (iv) approve or recommend a Superior GBC Proposal (as defined below) or (v) subject to making the payment required by Section 9.2(b), terminate this Agreement, if and only to the extent that, in any such case referred to in clause (iii), (iv) or (v), (A) the Required GBC Vote shall not have been obtained, (B) it has received an unsolicited bona fide written GBC Acquisition Proposal from a third party (which has not been withdrawn) that was made after the date hereof and that did not result from a breach of this Section 7.5 and (x) in the case of clauses (iv) and (v) above, its Board of Directors concludes in good faith that such GBC Acquisition Proposal constitutes a Superior GBC Proposal and (y) in the case of clause (iii) above, its Board of Directors concludes in good faith that such GBC Acquisition Proposal is, or is reasonably likely to be, a Superior GBC Proposal, (C) its Board of Directors, after consulting with its outside legal counsel, determines in good faith, based on such matters as it deems appropriate, that failure to take such action would be a breach of its fiduciary duties to stockholders under Applicable Laws as a result of such GBC Acquisition Proposal, (D) in the case of clauses (iv) and (v) above, it shall provide Fortune at least three Business Days’ prior written notice of such action, (E) prior to providing any information or data to any Person in connection with a GBC Acquisition Proposal by any such Person, it receives from such Person an executed confidentiality agreement containing terms substantially the same as the Confidentiality Agreement and (F) prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, it notifies Fortune promptly in writing of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, such Person or any of its representatives. As promptly as practicable (and in any event within 36 hours) after receipt of any GBC Acquisition Proposal or any request for nonpublic information or any inquiry relating in any way to a GBC Acquisition Proposal, GBC shall provide Fortune and ACCO with oral and written notice of the material terms and conditions of such GBC Acquisition Proposal, request or inquiry and the identity of the Person or group making any such GBC Acquisition Proposal, request or inquiry and a copy of all correspondence and other written materials (including written materials provided by email or otherwise in electronic format) provided to it in connection with such GBC Acquisition Proposal, request or inquiry. GBC shall provide Fortune and ACCO as promptly as practicable with all information as is reasonably necessary to keep Fortune and ACCO informed in all material respects of all oral or written communications regarding, and the status and material terms of, any such GBC Acquisition Proposal, request or inquiry and, without limiting the other terms of this Section 7.5, shall promptly provide to Fortune and ACCO a copy of all written materials (including written materials provided by email or otherwise in electronic format) subsequently provided by or to GBC in connection with such GBC Acquisition Proposal, request or inquiry. GBC shall provide Fortune and ACCO with 48 hours prior notice of any meeting of GBC’s Board of Directors at which GBC’s Board of Directors will consider any GBC Acquisition Proposal. GBC agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any Persons conducted heretofore with respect to any GBC Acquisition Proposal, and request the return or destruction of all non-public information furnished in connection therewith. GBC agrees that it will use reasonable best efforts to inform promptly its directors, officers, key employees, agents and representatives of the obligations undertaken by GBC in this Section 7.5. Nothing in this Section 7.5 shall affect any other obligation of GBC, Fortune or ACCO under this Agreement. Unless this Agreement is terminated pursuant to the terms of Section 9.1, GBC shall not submit to the vote of its stockholders any GBC Acquisition Proposal other than the Merger.

(d) For purposes of this Agreement, “Superior GBC Proposal” means a bona fide written inquiry, proposal or offer described in clause (A), (B) or (C) of the definition of GBC Acquisition Proposal (for purposes of this definition of “Superior GBC Proposal”, references to 15% in the definition of “GBC Acquisition Proposal” shall be deemed to be references to 50%) made by a Person other than a party hereto that is not subject to any financing contingency or due diligence condition and is otherwise on terms which the Board of Directors of GBC in good faith concludes (after consultation with its legal and financial advisors), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement and (y) is reasonably likely to be completed.

SECTION 7.6 Financing. ACCO shall use its reasonable best efforts to arrange financing (the “Financing”) either (a) under the debt facilities described in the Commitment Letter, on substantially the terms and conditions set forth in the Commitment Letter (the “Credit Facilities”), or (b) as ACCO may determine in its reasonable discretion (after consultation with GBC), as a combination of the offering of Securities contemplated by the Engagement Letter and the Credit Facilities, other than the “Term C Facility” (as defined the Commitment Letter), to the extent proceeds from the sale of the Securities are expected by ACCO to be sufficient to substitute for the Term C Facility. GBC and Fortune agree to provide such cooperation as is reasonably necessary in connection with the Financing (it being understood that Fortune’s cooperation shall not include any requirement or obligation of Fortune or any of its Subsidiaries (other than ACCO and its Subsidiaries) to pay any consideration, extend any credit, guaranty any performance, payment or other obligation, incur any financial obligation, offer or grant any financial accommodation or other benefit, release any claim or right or incur any other liability whatsoever). ACCO shall keep GBC and Fortune reasonably informed of the status of ACCO’s efforts to arrange the Financing.

SECTION 7.7 Fees and Expenses. Subject to Sections 9.2(b) and 9.2(c) of this Agreement and Section 7.05 of the Distribution Agreement, whether or not the Merger is consummated, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except Expenses incurred in connection with (i) the filing, printing and mailing of the Form S-4 and the Proxy Statement/Prospectus and (ii) filings with respect to the transactions contemplated hereby pursuant to the HSR Act and appropriate filings, if any are required, with the European Commission and/or other foreign regulatory authorities in accordance with Foreign Competition Laws, each of which shall be shared equally by GBC and ACCO. As used in this Agreement, “Expenses” means all out-of-pocket expenses (including applicable filing and registration fees and all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Form S-4 and the Proxy Statement/Prospectus and the solicitation of stockholder approval and all other matters related to the transactions contemplated hereby.

SECTION 7.8 Directors’ and Officers’ Indemnification and Insurance.

(a) ACCO shall (i) for a period of six years from the Effective Time, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of GBC and its Subsidiaries (in all of their capacities as such), to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by GBC pursuant to GBC’s certificate of incorporation, by-laws and indemnification agreements, if any, in existence on the date hereof with any such directors, officers and employees of GBC and its Subsidiaries for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), provided that in the event any claim is asserted or made within such six year period, all rights hereunder in respect of such claim shall continue until disposition thereof and (ii) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by GBC (provided that ACCO may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured than the current policies maintained by GBC) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall ACCO be required to expend in any one year an amount in excess of 250% of the annual premiums currently paid by GBC for such insurance (which GBC represents to be $248,567 for the period between October 15, 2004 and October 15, 2005);

and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, ACCO shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(b) ACCO shall (i) for a period of six years from the Effective Time, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of ACCO and its Subsidiaries (in all of their capacities as such), to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Fortune or ACCO pursuant to Fortune’s or ACCO’s certificate of incorporation, by-laws and indemnification agreements, if any, in existence on the date hereof with any such directors, officers and employees of ACCO and its Subsidiaries for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), provided that in the event any claim is asserted or made within such six year period, all rights hereunder in respect of such claim shall continue until disposition thereof and (ii) maintain in effect for each of the applicable persons referred to in clause (i) for a period of six years after the Effective Time policies of directors’ and officers’ liability insurance and fiduciary liability insurance of at least the same coverage, and containing terms and conditions which are, in the aggregate, no less advantageous to the insured, as the current policies of directors’ and officers’ liability insurance maintained by Fortune or ACCO, with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall ACCO be required to obtain coverage in an amount exceeding $50 million or to expend in any one year an amount in excess of $1,000,000.

(c) The provisions of this Section 7.8 are intended to be for the benefit of and shall be enforceable by each indemnified or insured party referred to above in this Section 7.8.

SECTION 7.9 Public Announcements. GBC, Fortune and ACCO each shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts (i) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan and (ii) unless otherwise required by Applicable Laws or by obligations pursuant to any listing agreement with or rules of any securities exchange or automated quotation system, to consult with each other before issuing any press release or, to the extent practicable, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

SECTION 7.10 Accounting Matters.

(a) GBC shall use reasonable best efforts to cause to be delivered to Fortune two letters from GBC’s independent public accountants, one dated approximately the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to GBC, Fortune, ACCO and Acquisition Sub, in form and substance reasonably satisfactory to Fortune and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) Fortune shall use reasonable best efforts to cause to be delivered to GBC two letters from ACCO’s independent public accountants, one dated approximately the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to Fortune, GBC, ACCO and Acquisition Sub, in form and substance reasonably satisfactory to GBC and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

SECTION 7.11 Listing of Shares of ACCO Common Stock. ACCO shall use reasonable best efforts to cause the shares of ACCO Common Stock to be issued in the Distribution and in the Merger and the shares of ACCO Common Stock to be reserved for issuance upon exercise of the Fortune Converted Options and the GBC Converted Options to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 7.12 Affiliates. Not less than 45 days prior to the Effective Time, GBC shall deliver to Fortune and ACCO a letter identifying all Persons who, in the judgment of GBC, may be deemed at the time this Agreement is submitted for approval by the stockholders of GBC, “affiliates” of GBC for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date of delivery thereof. GBC shall use reasonable best efforts to cause each person identified on such list to deliver to ACCO not less than 30 days prior to the Effective Time, a written agreement substantially in the form attached hereto as Exhibit I (a “GBC Affiliate Agreement”).

SECTION 7.13 Section 16 Matters. Prior to the Effective Time, GBC and ACCO shall take all such steps as may be required to cause any dispositions of GBC Common Stock (including derivative securities with respect to GBC Common Stock) or acquisitions of ACCO Common Stock (including derivative securities with respect to ACCO Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to GBC or ACCO to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

SECTION 7.14 Takeover Statutes. If any “fair price”, “moratorium”, “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, each of GBC, Fortune, ACCO and Acquisition Sub and their respective Boards of Directors shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

SECTION 7.15 Advice of Changes. Each of GBC, Fortune and ACCO shall as promptly as reasonably practicable after becoming aware thereof advise the others of (a) any representation or warranty made by it contained in this Agreement that is qualified as to materiality or Material Adverse Effect becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (b) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (c) any change or event (i) having, or which would, individually or in the aggregate, reasonably be expected to have, in the case of GBC, a Material Adverse Effect on GBC, and, in the case of Fortune or ACCO, a Material Adverse Effect on ACCO, or (ii) which has resulted, or which, insofar as can reasonably be foreseen, would result, in any of the conditions set forth in Article VIII not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

SECTION 7.16 Covenant Not To Compete.

(a) In furtherance of the Merger and the transactions contemplated hereby, Fortune covenants and agrees that, for a period ending on the fifth anniversary of the Effective Time, neither Fortune nor any of its Subsidiaries shall, without the prior written consent of ACCO, engage, directly or indirectly, in the Restricted Geography, in the businesses engaged in by ACCO and its Subsidiaries prior to the Effective Time in the Restricted Geography (the “ACCO Restricted Business”); provided, however, (i) that nothing set forth in this Section 7.16 shall prohibit Fortune or its Subsidiaries from owning not in excess of 5% in the aggregate of any class of capital stock or other equity interest of any Person engaged in the ACCO Restricted Business, (ii) until the second anniversary of the Effective Time, Fortune and its Subsidiaries may acquire control of any business deriving less than 30% of its revenues from the ACCO Restricted Business so long as it shall use reasonable efforts to divest such operations as promptly as practicable (it being understood that such obligation with respect to any such divestiture shall expire on the second anniversary of the Effective Time) and (iii) following the second anniversary of the Effective Time, Fortune and its Subsidiaries may acquire control of any business deriving less than 50% of its revenues from the ACCO Restricted Business so long as it shall use reasonable efforts to divest such operations as promptly as practicable (it being understood that such obligation with respect to any such divestiture shall expire on the fifth anniversary of the Effective Time). Anything contained herein to the contrary notwithstanding, nothing in this Section 7.16 will prohibit or restrict Master Lock Company, a Delaware corporation and Subsidiary of Fortune, or any of its Subsidiaries from entering into any business engaged in, acquiring control of or any interest in any business engaged in, engaging in or continuing to engage in any activity which comprises or is an extension or expansion of the business of researching, developing, designing, engineering, manufacturing, building, selling and distributing computer security locks.

(b) Fortune acknowledges and agrees that the covenants included in this Section 7.16 are, taken as a whole, reasonable in their geographic and temporal coverage and Fortune shall not raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenant; provided, however, that if the provisions of this Section 7.16 should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by Applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the minimum extent required by Applicable Law to cure such problem. Fortune acknowledges and agrees that in the event of a breach by Fortune of the provisions of this Section 7.16, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach, ACCO may, in addition to any other rights and remedies existing in its favor, apply to any court of law or equity of competent jurisdiction for specific performance and/or preliminary and final injunctive relief or other relief in order to enforce or prevent any violation of the provisions hereof, without the necessity of proving actual damages or posting a bond.

SECTION 7.17 Interim Financial Information. ACCO shall, prior to the Effective Time, provide to GBC, within a reasonable period after each quarterly accounting period for ACCO and its Subsidiaries, a balance sheet as of the end of such period and statements of income, cash flows and stockholders’ equity for such period for ACCO and its Subsidiaries. Such financial information shall be in the same format and prepared on the same basis as the comparable portions of the ACCO Financial Statements, except that such information may exclude footnotes and is subject to normal audit adjustment.

ARTICLE VIII

CONDITIONS PRECEDENT

SECTION 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of GBC, ACCO and Acquisition Sub to effect the Merger are subject to the satisfaction or waiver prior to the Effective Time of the following conditions:

(a) Stockholder Approval. GBC shall have obtained the Required GBC Vote.

(b) No Injunctions or Restraints, Illegality. No Applicable Laws shall have been adopted, promulgated or enforced by any Governmental Entity, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction (an “Injunction”) shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking, and which is reasonably likely to result in the granting of, an Injunction having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger shall be pending.

(d) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(e) Foreign Competition Laws. All notifications and filings required under any Foreign Competition Laws to be made prior to the Effective Time to any Governmental Entity, and all consents, approvals and authorizations required by law to be obtained prior to the Effective Time under Foreign Competition Laws in order to effect the Merger shall have been made or obtained, and all waiting periods applicable to the Merger under any Foreign Competition Laws, shall have expired or been terminated.

(f) NYSE Listing. The shares of ACCO Common Stock to be issued in the Distribution and the Merger and to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(g) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall then be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC.

(h) Pre-Merger Transactions. The Distribution shall have been consummated in accordance with the terms of this Agreement and the Distribution Agreement (which includes additional conditions to such consummation).

(i) Financing. ACCO shall have entered into the Financing at the Closing.

SECTION 8.2 Additional Conditions to Obligations of GBC. The obligation of GBC to effect the Merger is subject to the satisfaction or waiver by GBC prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Fortune set forth in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak solely as of another date, in which case, as of such other date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACCO, and GBC shall have received a certificate of Fortune executed by an executive officer of Fortune to such effect. Each of the representations and warranties of ACCO set forth in this Agreement (other than clause (ii) of the first sentence of Section 5.3(g)) shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak solely as of another date, in which case, as of such other date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACCO, and the representations and warranties of ACCO set forth in clause (ii) of the first sentence of Section 5.3(g) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and GBC shall have received a certificate of ACCO executed by an executive officer of ACCO to such effect.

(b) Performance of Obligations of Fortune, ACCO and Acquisition Sub. Fortune shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and GBC shall have received a certificate of Fortune executed by an executive officer of Fortune to such effect. Each of ACCO and Acquisition Sub shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and GBC shall have received a certificate of ACCO executed by an executive officer of ACCO to such effect.

(c) Tax Opinion. GBC shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will constitute a reorganization under Section 368(a) of the Code.

(d) Ancillary Agreements. The Fortune/ACCO Tax Allocation Agreement and the Transition Services Agreement shall have been executed and delivered in accordance with Section 4.1 and the Employee Matters Agreement shall be in full force and effect with respect to ACCO’s obligations following the Effective Time.

SECTION 8.3 Additional Conditions to Obligations of ACCO and Acquisition Sub. The obligations of ACCO and Acquisition Sub to effect the Merger are subject to the satisfaction or waiver by Fortune prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of GBC set forth in this Agreement (other than clause (ii) of the first sentence of Section 5.1(i)) shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak solely as of another date, in which case, as of such other date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GBC, and the representations and warranties of GBC set forth in clause (ii) of the first sentence of Section 5.1(i) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and Fortune and ACCO shall have received a certificate of GBC executed by an executive officer of GBC to such effect.

(b) Performance of Obligations of GBC. GBC shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and Fortune and ACCO shall have received a certificate of GBC executed by an executive officer of GBC to such effect.

(c) Tax Opinion. Fortune and ACCO shall have received opinions from Chadbourne & Parke LLP, dated the Closing Date, to the effect that, (i) on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Time of Distribution, the Distribution will constitute a spin-off under Section 355 of the Code and (ii) on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will constitute a reorganization under Section 368(a) of the Code.

(d) Ancillary Agreements. The Lane/GBC Tax Allocation Agreement shall have been executed and delivered in accordance with Section 4.2 and the Employee Matters Agreement shall be in full force and effect with respect to GBC’s obligations following the Effective Time.

ARTICLE IX

TERMINATION AND AMENDMENT

SECTION 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of GBC:

(a) by mutual written consent of Fortune and GBC;

(b) by either Fortune or GBC if the Effective Time shall not have occurred on or before November 30, 2005 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including such party’s obligations set forth in Section 7.4) or the Distribution Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

(c) by either Fortune or GBC if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which such party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 7.4) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling, or to take any other action, necessary to fulfill any conditions set forth in subsections 8.1(d) and (e), and the failure to issue such order, decree, ruling or take such action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose failure to comply with Section 7.4 has been the cause of, or resulted in, such action or inaction;

(d) by either Fortune or GBC if the approval by the stockholders of GBC required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required GBC Vote upon the taking of such vote at a duly held meeting of stockholders of GBC or at any adjournment thereof;

(e) by Fortune, if (i) GBC’s Board of Directors shall have (A) failed to make the GBC Recommendation, (B) withdrawn, modified or qualified the GBC Recommendation or (C) failed to confirm the GBC Recommendation within five Business Days of Fortune’s request to do so (or resolved or publicly proposed to take any such action referred to in clause (A), (B) or (C)), in each case, whether or not permitted by the terms hereof, (ii) GBC shall have breached its obligations under this Agreement by reason of a failure to call and hold the GBC Stockholders Meeting in accordance with Section 7.1(b) or a failure to prepare and mail to its stockholders the Proxy Statement/Prospectus in accordance with Section 7.1(a), (iii) the Board of Directors of GBC shall have approved or recommended a GBC Acquisition Proposal or (iv) a tender or exchange offer relating to securities of GBC shall have been commenced by a Person unaffiliated with Fortune, and GBC shall not have sent to its stockholders pursuant to Rule 14e-2 under the Exchange Act, within ten Business Days after such tender or exchange offer is first published, sent or given, a statement that GBC recommends rejection of such tender or exchange offer;

(f) by Fortune, if GBC shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) are not capable of being satisfied on or before the Termination Date;

(g) by GBC, if Fortune or ACCO shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) are not capable of being satisfied on or before the Termination Date; or

(h) by GBC pursuant to Section 7.5(c).

SECTION 9.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Fortune or GBC as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of GBC, Fortune, ACCO or Acquisition Sub or their respective officers or directors under this Agreement, except that (i) the provisions of Section 5.1(m), Section 5.2(c), the second and third sentences of Section 7.3, Section 7.7, this Section 9.2 and Article X shall survive such termination, and (ii) notwithstanding anything to the contrary contained in this Agreement (including Section 7.7), none of GBC, Fortune, ACCO or Acquisition Sub shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b) If:

(i) (A) (x) either Fortune or GBC shall terminate this Agreement pursuant to Section 9.1(b) without the GBC Stockholder Meeting having occurred, (y) Fortune shall terminate this Agreement pursuant to Section 9.1(f) as a result of any intentional breach or failure to perform by GBC (unless covered by clause (ii) below) or (z) either Fortune or GBC shall terminate this Agreement pursuant to Section 9.1(d), and

(B) (x) in the case of clause (i)(A)(x) or (i)(A)(y) above at any time after the date of this Agreement and before such termination or (y) in the case of clause (i)(A)(z) above at any time after the date of this Agreement and before the GBC Stockholders Meeting, a GBC Acquisition Proposal shall have been publicly announced, become publicly known or otherwise been communicated to the senior management, Board of Directors or stockholders of GBC (whether or not conditional and whether or not withdrawn), and

(C) within twelve months of such termination GBC or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any GBC Acquisition Proposal (solely for purposes of this Section 9.2(b)(i)(C), the term “GBC Acquisition Proposal” shall have the meaning set forth in the definition of GBC Acquisition Proposal contained in Section 7.5(b) except that all references to 15% therein shall be deemed references to 33%); or

(ii) Fortune shall terminate this Agreement pursuant to Section 9.1(e)(ii), 9.1(e)(iii) or 9.1(e)(iv); or

(iii) GBC shall terminate this Agreement pursuant to Section 9.1(h);

then GBC shall promptly, but in no event later than the date of such termination (or in the case of clause (i), if later, the date GBC or its Subsidiary enters into such agreement with respect to or consummates such GBC Acquisition Proposal), (x) pay Fortune an amount equal to $9,500,000 and (y) assume and pay, or reimburse Fortune for, all reasonable, out-of-pocket fees and expenses incurred by Fortune and ACCO in connection with this Agreement, the Transaction Agreements and the Lane/GBC Tax Allocation Agreement and the transactions contemplated hereby and thereby, by wire transfer of immediately available funds.

(c) The parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if GBC fails promptly to pay any amount due pursuant to this Section 9.2, and, in order to obtain such payment, Fortune commences a suit which results in a judgment against GBC for the fee and expense reimbursement set forth in this Section 9.2, GBC shall pay to Fortune its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee and expense reimbursement from the date such payment is required to be made until the date such payment is actually made at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. The parties agree that any remedy or amount payable pursuant to this Section 9.2 shall not preclude any other remedy or amount payable hereunder, and shall not be an exclusive remedy, for any willful breach of any provision of this Agreement.

SECTION 9.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with this Agreement and the Merger by the stockholders of GBC, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange or automated quotation system requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 9.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of other parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions of other parties contained herein or in any document delivered pursuant hereto. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any certificate delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

SECTION 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) upon confirmation of receipt if delivered by telecopy or telefacsimile, (c) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (d) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Fortune, ACCO or Acquisition Sub to

Fortune Brands, Inc.
300 Tower Parkway
Lincolnshire, IL 60069
Fax: (847) 484-4490
Attention: Mark A. Roche, Esq.

with a copy to

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112
Fax: (212) 541-5369
Attention: Edward P. Smith, Esq.
A. Robert Colby, Esq.

(b)	if to GBC to

General Binding Corporation
One GBC Plaza
Northbrook, Illinois 60062
Fax: (847) 272-4763
Attention: Steven Rubin, Esq.

with a copy to

Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Fax: (312) 407-0411
Attention: William R. Kunkel, Esq.
Susan S. Hassan, Esq.

SECTION 10.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

SECTION 10.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

SECTION 10.5 Entire Agreement; No Third Party Beneficiaries.

(a) This Agreement, the Confidentiality Agreement, the other Transaction Agreements, the Lane/GBC Tax Allocation Agreement and the exhibits and schedules hereto and thereto and the other agreements and instruments of the parties delivered in connection herewith and therewith constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.8 (which is intended to be for the benefit of the Persons covered thereby).

SECTION 10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

SECTION 10.7 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

SECTION 10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

SECTION 10.9 Submission to Jurisdiction; Waivers. Each of GBC, Fortune, ACCO and Acquisition Sub irrevocably agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Delaware, and each of GBC, Fortune, ACCO and Acquisition Sub hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of GBC, Fortune, ACCO and Acquisition Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 10.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 10.11 Disclosure Schedule. The mere inclusion of an item in the relevant Disclosure Schedule as an exception to a representation, warranty or covenant shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect with respect to Fortune, GBC, ACCO, Acquisition Sub or any Subsidiary of the foregoing, as applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FORTUNE BRANDS, INC.

By:	/s/ Christopher J. Klein
Name:	Christopher J. Klein
Title:	Senior Vice President

ACCO WORLD CORPORATION

By:	/s/ Neal Fenwick
Name:	Neal Fenwick
Title:	Executive Vice President - Finance and Administration

GEMINI ACQUISITION SUB, INC.

By:	/s/ Christopher J. Klein
Name:	Christopher J. Klein
Title:	Vice President

GENERAL BINDING CORPORATION

By:	/s/ Dennis J. Martin
Name:	Dennis J. Martin
Title:	Chairman, President and Chief Executive Officer

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